Filed Pursuant to Rule 253(g)(2)

File No. 024-12099

OFFERING CIRCULAR DATED MAY 8, 2023

FREEPORT HOLDINGS SERIES, LLC

1181 Nixon Dr. #1009

Moorestown, NJ 08057

www.freeport.app

Best Efforts Offering of Class A Ordinary Shares of Various Series

Freeport Holdings Series, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” “Freeport Holdings” or “company”), is offering, on a best-efforts basis, the membership interests in each of the series of our company in the “Series Offering Table” beginning on page 1. These membership interests are designated as Class A Ordinary Shares of the respective series.

All of the series of our company offered hereunder may collectively be referred to in this Offering Circular as the “series” and each, individually, as a “series.” The membership interests of all series described above may collectively be referred to in this Offering Circular as the “shares” and each, individually, as a “share” and the offerings of the shares may collectively be referred to in this Offering Circular as the “offerings” and each, individually, as an “offering.” See “Securities Being Offered” for additional information regarding the shares.

The shares are limited liability company membership interests in a series of our company. Each series is treated as a unique legal entity. Purchasing a share in a series does not confer to the investor any ownership in our company or any other series. Each series is managed by a Manager. The Manager will be the investor liaison to our company and will perform duties such as assisting our company with communications to our investors, providing shareholder services, handling the distributions of dividends, and overseeing our shareholder records. Separately, the Curator will source and secure the rights to the underlying assets in each series and seek out opportunities for disposition of the assets. Freeport Services, LLC will serve as the Manager, while Freeport Curation, LLC will be the Curator to each series of our company. The rights and responsibilities of the Manager and Curator are as set out in the operating agreement of the company (the “Operating Agreement”), the operating agreement for each series (the “Series Operating Agreement”), and respective services agreements, which are included as exhibits to the Offering Statement of which this Offering Circular is part. Defined terms not otherwise defined herein are defined under the Operating Agreement or Series Operating Agreement. See “The Company’s Business” for more information on the duties of our Manager and Curator of our series.

We intend that each share will be represented by a digital token that may be viewed through the online platform operated by Freeport Technologies, LLC. The tokens are not themselves shares of our series, rather they are digital representations of the number of shares purchased and held by a given investor.

Our company can offer up to $75 million within a rolling 12-month period pursuant to Regulation A. Our company intends to offer additional series within such limit and will file post qualification amendments for the offerings of such series with the U.S. Securities and Exchange Commission (the “Commission”). The offerings of such series will be made available to investors from the date such amendment is qualified by the Commission. There will be separate closings with respect to each offering. An offering will terminate at the earlier of (i) the date at which the maximum offering amount has been sold; or (ii) the date at which the offering is earlier terminated by the company at its sole discretion provided that subscriptions for the minimum number of shares for that particular series’ offering has been accepted. If a closing has not occurred, an offering shall be terminated upon (i) the date which is sixty days from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission, which period may be extended with respect to a particular series by our Manager in its sole discretion, or (ii) any date on which our Manager elects to terminate the offering for a particular series in its sole discretion. At least every 12 months after this offering statement has been qualified by the Commission, the company will file a post-qualification amendment to include the company’s recent financial statements. The company has engaged North Capital as escrow agent to hold any funds that are tendered by investors. The offerings are being conducted on a best-efforts basis. The company will undertake a single closing for investors once reaching the minimum amount for that particular series. After each closing related to a particular series, funds tendered by investors will be made available to the relevant series.

Series Warhol AWMICKEY	Series	Price to public	Underwriting discount and commissions(1)	Proceeds to Issuer
Per Share		$78.18	$.78	$77.40
Total Minimum	10,000 shares	$781,800	$7,800	$774,000
Total Maximum	10,000 shares	$781,800	$7,800	$774,000

(1)	The company has engaged Dalmore Group LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with this Offering, but not for underwriting or placement agent services. This includes the 1% commission, but it does not include the one-time set-up fee and consulting fee payable by the company to Dalmore. The commission and fees will be paid for by the series out of the proceeds of the Offering. See “Plan of Distribution” for more details. To the extent that the company’s officers and directors make any communications in connection with the Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer.

Series Warhol AWMARILYN	Series	Price to public	Underwriting discount and commissions(1)	Proceeds to Issuer
Per Share		$53.18	$.53	$52.65
Total Minimum	10,000 shares	$531,800	$5,300	$526,500
Total Maximum	10,000 shares	$531,800	$5,300	$526,500

(1)	The company has engaged Dalmore Group LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with this Offering, but not for underwriting or placement agent services. This includes the 1% commission, but it does not include the one-time set-up fee and consulting fee payable by the company to Dalmore. The commission and fees will be paid by the series out of the proceeds of the Offering. See “Plan of Distribution” for more details. To the extent that the company’s officers and directors make any communications in connection with the Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer.

Series Warhol AWDEAN	Series	Price to public	Underwriting discount and commissions(1)	Proceeds to Issuer
Per Share		$19.85	$.20	$19.65
Total Minimum	10,000 shares	$198,500	$2,000	$196,500
Total Maximum	10,000 shares	$198,500	$2,000	$196,500

(1)	The company has engaged Dalmore Group LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with this Offering, but not for underwriting or placement agent services. This includes the 1% commission, but it does not include the one-time set-up fee and consulting fee payable by the company to Dalmore. The commission and fees will be paid by the series out of the proceeds of the Offering. See “Plan of Distribution” for more details. To the extent that the company’s officers and directors make any communications in connection with the Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer.

Series Warhol AWJAGGER	Series	Price to public	Underwriting discount and commissions(1)	Proceeds to Issuer
Per Share		$22.63	$.23	$22.40
Total Minimum	10,000 shares	$226,300	$2,300	$224,000
Total Maximum	10,000 shares	$226,300	$2,300	$224,000

(1)	The company has engaged Dalmore Group LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with this Offering, but not for underwriting or placement agent services. This includes the 1% commission, but it does not include the one-time set-up fee and consulting fee payable by the company to Dalmore. The commission and fees will be paid by the series out of the proceeds of the Offering. See “Plan of Distribution” for more details. To the extent that the company’s officers and directors make any communications in connection with the Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU

TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 9.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

i

SERIES OFFERING TABLE

The table below shows key information related to the offering of each series. Please also refer to “The Underlying Assets” and “Use of Proceeds” for further details.

Series Name	Asset Description	Offering Price Per Share	Offering Size	Minimum/ maximum Shares Offered(2)	Minimum Subscription Amount	Initial Qualification Date(3)	Opening Date(4)	Closing Date	Status
Series Warhol AWMICKEY	Andy Warhol Double Mickey Mouse 1981 Print (Signed by the Artist)	$78.18	$781,800	10,000 shares	10 shares	May 5, 2023	May 5, 2023	*	Not Yet Qualified
Series Warhol AWMARILYN	Andy Warhol Marilyn Monroe 1967 Print (Signed by the Artist)	$53.18	$531,800	10,000 shares	10 shares	May 5, 2023	May 5, 2023	*	Not Yet Qualified
Series Warhol AWDEAN	Andy Warhol Rebel Without a Cause (James Dean) 1985 Print (Signed by the Artist)	$19.85	$198,500	10,000 shares	10 shares	May 5, 2023	May 5, 2023	*	Not Yet Qualified
Series Warhol AWJAGGER	Andy Warhol Mick Jagger 1975 Print (Signed by the Artist and the Subject)	$22.63	$226,300	10,000 shares	10 shares	May 5, 2023	May 5, 2023	*	Not Yet Qualified

*	This series offering has not yet closed as of the date of this Offering Circular.

(1)	The series will purchase the underlying asset from third-party sellers pursuant to purchase agreements or purchase option agreements negotiated by the Curator, a form of which is included as Exhibit 6.1 to this offering statement of which this Offering Circular forms a part, and as described further under “The Company’s Business – Asset Acquisition”).

(2)	For open offerings, each row states, with respect to the given offering, the minimum and maximum number of interests offered. For an offering in which there was an initial closing, we also include the number of interests sold as of the date of this offering circular. For closed offerings, each row states the actual number of interests sold.

(3)	For each offering, each row states, with respect to the given offering, the date on which the offering was initially qualified by the Commission.

(4)	For each offering, each row states, with respect to the given offering, the date on which offers and sales for such offering commenced.

1

SUMMARY

Overview

Freeport Holdings Series, LLC is a series limited liability (“Series LLC”) company formed on June 17, 2022 pursuant to Section 18-215 of the Delaware Limited Liability Company Act, or the LLC Act.

As a Series LLC, title to our underlying assets will be held by, or for the benefit of, the applicable series. Each Series LLC will own its own underlying assets, which will be artworks – including, but not limited to, paintings, sculptures, mixed media, etc. A Series LLC will be issued for each artwork to be acquired by us.

Freeport’s mission is to democratize ownership of rare art and other assets by providing two things to investors: direct financial exposure and membership in a digital collector’s community. Freeport attempts to fundamentally redefine the ownership experience for users via digital technologies that seek to increase the utility of the assets on our platform. At its core, Freeport envisions a world where more people get access to collectible assets – and the ability to engage with those assets in compelling new ways.

Each Series LLC will be managed by Freeport Services, LLC, our Manager. As our Manager, Freeport Services, LLC will be responsible for administration of each series and ongoing maintenance of each series asset. For these services, our Manager will receive a fee of 1.5% of the value of the outstanding shares of the series, issued in shares, on an annual basis. See “Management Compensation” for more information.

We intend to initially source artworks through our affiliated entity, Freeport Curation, LLC (the “Curator”). The Curator will conduct research into the current market for artwork, trends, up and coming artists, and other information which may inform artwork purchases, and later, disposition. The Curator will then negotiate purchases of the identified artwork. In exchange for its services the Curator will receive a 10% fee. See “Management Compensation” for more information.

We also intend for investors to have access to funds from the series in which they have invested as a bonus of being a member of that series. See “The Company’s Business – Member Liquidity Access Benefit” for more information.

Members of our company

An investor who has purchased shares in one of our series in this offering will become a “Member” of a series of our company (as defined in our series limited liability company agreement, a form of which is filed as Exhibit 2.3, or our “Series Operating Agreement”). No Member, in its capacity as such, will participate in the operation or management of the business of our company or any series, nor transact any business in our company or any series.

Manager of our company

Our Manager, Freeport Services, LLC, will also be the Manager for the company and each series. As such, Freeport Services, LLC has the full power and authority to do all things necessary or appropriate to conduct the business of our company and each series, without the consent of our Members. Freeport Services, LLC is a Delaware limited liability company formed on June 17, 2022, and is wholly owned by Abstract Ventures, Inc. (“Abstract Ventures”). Abstract Ventures was founded in 2021 with the goal of facilitating new ways for humans to interact with items of value. Abstract Ventures is the parent company to Freeport Holdings Series, LLC as well as the affiliated entities supporting Freeport Holdings Series, LLC, including Freeport Curation, LLC; Freeport Technologies, LLC; and Freeport Services, LLC.

As the Manager for each series, Freeport Services, LLC will be and as such is responsible for managing the underlying asset or assets related to such series. Our Manager has the sole authority and complete discretion over the care, custody, maintenance and management of each underlying assets and to take any action that it deems necessary or desirable in connection therewith.

Our Manager has broad asset management and operational powers over the series. In this capacity, our Manager will (among other things):

●	Provide managerial and general administrative services to the series;

●	Manage and perform the various administrative functions necessary for the day-to-day operations and management of the series assets;

●	Provide or arrange for administrative services, legal services, office space and other overhead items necessary for and incidental to acquisition, management and disposition of series assets;

2

●	Maintain reporting, record keeping, internal controls and similar matters with respect to the series assets in a manner to allow our company to comply with applicable law, including the requirements of under Section 18-215 of the LLC Act;

●	Provide physical asset maintenance and storage services, and coordinating for insurance and appraisal services;

●	Establish distribution policies for each series, and authorize distributions from time to time; and

●	Manage communications with Members.

Curator

As the Curator, Freeport Curation, LLC will be responsible for sourcing artwork for each series. Freeport Curation, LLC is a Delaware limited liability company formed on June 17, 2022, and is wholly owned by Abstract Ventures.

Organizational Chart

The above chart provides a general overview of our organizational structure. Investors will contribute funds into a specific series, such as the examples identified in the chart. Each of those series is formed under Freeport Holdings Series, LLC, the company. Freeport Holdings Series, LLC and each series is managed by Freeport Services, LLC, with the assets for a series being sourced by Freeport Curation, LLC. Freeport Technologies, LLC will provide the platform and technology services for the operation of the online website where investors may subscribe to the Offering and interact with their investments. Each of Freeport Holdings Series, LLC, Freeport Technologies, LLC, Freeport Curation, LLC, and Freeport Services, LLC is wholly owned by Abstract Ventures.

Operating Expenses and Fees

Each series will be responsible for fees directly associated with the offering of its series interests. Expenses associated with operation of each series asset (e.g., insurance, storage, shipping fees, professional fees, and reports to investors) will be incurred by our Manager in exchange for the Management Fee, described below.

As discussed above and as compensation for its services sourcing the series asset, Freeport Curation, LLC will receive a procurement fee equal to 10% of the purchase price of the series asset (“Sourcing Fee”). This amount will be funded out of the proceeds from the offering. In addition, when the underlying physical asset is disposed of, Freeport Curation, LLC will receive a disposition fee equal to 10% of the profits generated, if any (“Disposition Fee”). The definition of “profit” means the sale price of the any asset that the Series LLC sells reduced by (i) the expenses associated with the transfer or disposition of those assets and (ii) the initial purchase price of that asset.

3

As compensation for its services, Freeport Technologies, LLC will receive a platform fee equal to 10% of the purchase price of the series asset. This amount will be funded out of the proceeds from the offering.

Our Manager will receive a management fee in the form of equity of each series (the “Management Fee”). The Management consists of a fee in the form of Class A shares of the Series LLC amounting to 1.5% of the individual series’ total Class A shares outstanding after the final closing (“Closing Date”) of the offering by the individual series to the public pursuant to Regulation A. The Series LLC pays the Management Fee on an annual basis commencing at the Closing Date and on January 1 thereafter. The first year being paid on a pro rata basis from the Closing Date until December 31. The Manager will return the pro rata Management Fee in the year that the art asset is sold. The Manager will only charge the Series LLC the Management fee for up to 15 years from the Closing Date.

Distributions

To determine the extent of any distributions at the time of the liquidation of a series as described in the Series Operating Agreement, our Manager intends to make payments and distributions as follows:

●	First, payment of accrued and unpaid fees, costs, and liabilities, applicable taxes, and any costs related to the transfer or disposition of the asset, which, for the avoidance of doubt, will include the Disposition Fee; and

●	Second, to the Members pro rata based on the percent ownership of the series (which, for the avoidance of doubt, will include the Manager as they will have received shares for its management);

The Offerings

Securities being offered:	This offering is for shares of the series of Freeport Holdings Series, LLC. The shares being sold in this offering will have voting rights as set forth in our Series Operating Agreement. The purchase of a particular series of shares is an investment only in that series of our company and not an investment in our company as a whole. The rights of the shares are described more fully in “Securities Being Offered.”

We are offering the minimum and maximum number of shares of each series at a price per share set forth in the “Series Offering Table” section above. Each series of shares is intended to be a separate series of our company for purposes of assets and liabilities. The purchase of shares in a particular series is an investment only in that series of our company and not an investment in our company as a whole.

Minimum subscription:	The minimum subscription by an investor for each series is detailed in the “Series Offering Table” section above.

Use of proceeds:

The proceeds received in an offering will be applied as set forth in the “Use of Proceeds” section of this Offering Circular, and will generally be used to acquire the specific assets related to that offering.

Risk factors:	Investing in our shares involves risks. See the section entitled “Risk Factors” in this Offering Circular and other information included in this Offering Circular for a discussion of factors you should carefully consider before deciding to invest in our shares.

4

Implications of Being an Emerging Growth Company

As an issuer with less than $1 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes- Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our securityholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1.07 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

5

Q & A

Q: Who is Freeport?

A: “Freeport” refers to a collection of companies that support Freeport Holdings Series, LLC by providing technical, administrative, and curation services, among others. Freeport Technologies, LLC has created a platform that allows users to invest in fine art and showcase their art and other assets in a unique digital format. Freeport Curation, LLC provides art curation services including research on the art market as well as finding sellers and buyers of artwork. Freeport Services, LLC serves as the Manager of each series and provides administrative services. Freeport provides this offering and others at the website www.freeport.app.

Q: What is a series LLC?

A: A series LLC is a type of limited liability company. We have decided to organize under the laws of Delaware because of its established certainty regarding the use of the form of a series LLC. For a series LLC, we have filed with Delaware for the formation of our master LLC. This is the entity that also makes filings with the Securities and Exchange Commission. Underneath the master LLC, we have created each series, which is organized to hold a specific asset. Under Delaware law, each series is treated as a separate legal entity when determining the assets and liabilities of the series, as well as for tax treatment.

Q: What are the interests I will receive if investing?

A: You will receive limited liability company interests of the series into which you invest. These limited liability company interests, which we call shares, provide investors with an ownership interest in the series. You are not receiving a direct ownership in the artwork, which is owned by the series. Also, you are not receiving ownership in any other series.

Q: Who is Series Warhol AWMICKEY?

A: Series Warhol AWMICKEY is a series of Freeport Holdings Series, LLC. Series Warhol AWMICKEY was founded and formed to facilitate an investment in the Andy Warhol Double Mickey Mouse 1981 Print. We have created separate series for each other artwork in this offering as well.

Q: How does the series acquire the artwork?

A: Each series will acquire its artwork from a third-party seller pursuant to an agreement negotiated by the Curator. The series will use proceeds from its offering to investors to acquire the artwork.

Q: Who owns the physical artwork?

A: Subject to the offering meeting its minimum subscription amount, the physical artwork will be purchased through a purchase option agreement by Freeport Holdings Series, LLC on behalf of each series. Upon close of the offer, the artwork will be transferred to the series who will retain ownership of the artwork.

Q: Where is the physical artwork housed?

A: The physical artwork will be housed at a secure vault that specializes in the preservation and security of fine art. We intend for the art to first be stored in New York City, but may change the location if better opportunities are present. If we ever transfer the art, it will be done in a secure manner.

Q: Can I view the artwork?

A: At this time, the artwork is not available for public viewing, even to investors. However, Freeport is working on partnerships that may allow for the artwork to be displayed in the future.

Q: Is the physical artwork insured?

A: All physical artwork will have asset-level insurance coverage. These costs will be the responsibility of Freeport Services, LLC, the Manager of each series.

6

Q: Who can buy shares in each series?

A: As a filer under Regulation A, the Freeport Holdings Series, LLC offering is open to the general public. However, there are some qualifications and restrictions. Investors who meet the requirements to be an “accredited investor,” as defined under Rule 501(a) of Regulation D, have no limits on the amounts they may invest by reason of Regulation A. All other investors are able to participate up to 10% of the greater of their annual income or net worth. Regulation A is an exemption for offers and sales of securities to US investors. For non-US persons, we may be able to accept investments if we are able to determine accepting such an investment would comply with the laws of the jurisdiction of the investor.

Q: What are the risks associated with an investment in a series of Freeport Holdings Series, LLC?

A: An investment in a series of Freeport Holdings Series, LLC is inherently risky. There is no guarantee of a liquid secondary market, and the series will likely hold the physical artwork for many years. The Manager has broad discretion about the disposition of the asset held by any particular series. Therefore, the capital invested may be “stuck” for an extended period of time. As such, you should only make an investment if you can afford to do so. Please see “Risk Factors” for a comprehensive discussion of the risks related to an investment in this Offering.

Q: Are there any minimums related to investment in a series?

A: During the initial offering, a minimum of 10 shares must be purchased. Minimums can be waived at the Manager’s discretion.

Q: Are there any maximums related to investment in a series?

A: The maximum number of shares owned by a single investor is 10%. Maximums can be waived at the Manager’s discretion.

Q: Is there a minimum amount of the offering that must be sold?

A: 100% of the offered shares must be sold for the offer to be completed. If less than 100% of offered shares are sold, the offer will be canceled, and funds will be returned to investors.

Q: How long does each series plan to hold its artwork?

A: We anticipate each series will hold its artwork for three to seven years. However, the artwork may be held for a shorter or longer period depending on market conditions and the quality of inbound offers, among other factors.

Q: Who decides if and when the artwork will be sold?

A: As the Manager of each series, Freeport Services holds ultimate decision-making authority to accept an offer on a physical piece of artwork.

Q: What happens when the physical artwork is sold?

A: When the physical artwork is sold, each series will reimburse its Manager for any expenses incurred in the disposition of the artwork, including seller’s fees, commissions, transaction fees, any applicable income taxes, plus a 10% disposition fee payable to the Curator. The remaining funds, if any, will then be distributed to shareholders according to the terms of our Operating Agreement. While we plan to hold the artwork for an extended period of time, the artwork will be considered for sale continuously during and after the Offering process.

Q: What information do you file with the SEC?

A: As an issuer under Tier 2 of Regulation A, Freeport Holdings Series, LLC will file regular updates with the SEC including an annual report, a semi-annual report, supplements to the offering circular when material events occur, post-qualification amendments to add new series, and other reports, as required.

Q: What expenses are paid by Freeport Services, and what costs will be paid by each series?

A: As the Manager of the individual series, Freeport Services will cover all expenses related to the management of the physical asset (e.g., insurance, storage, shipping, and maintenance) as well as expenses related to professional services (e.g., legal, audit, accounting, and tax). Freeport Services will also cover all marketing expenses. Expenses tied directly to generating the offering (e.g., broker/dealer, tokenization, escrow fees, preparation of the offering circular, and transfer agent due diligence) will be included in the offering price, up to a stated limit, and are payable by each series.

7

Q: Does investment in a particular series give me rights to any other offerings on Freeport?

A: No. For instance, an investment in Series Warhol AWMICKEY will only give you an ownership interest in Series Warhol AWMICKEY. No additional rights in other series offerings or Freeport or Abstract Ventures will be bestowed upon an investor in Series Warhol AWMICKEY.

Q: What tax information should I expect to receive and when will I receive it?

A: On an annual basis, investors may receive a Form 1099 if they have taxable activities (e.g., dividends, capital gains, etc.).

Q: Will I be able to sell my shares prior to Freeport selling the physical artwork?

A: Freeport plans to establish a secondary marketplace for each offering on its platform. However, no such market exists yet, and even when it does, there is no guarantee that the secondary market will experience ample liquidity to sell shares. The ability to sell shares should not be relied upon.

Q: How does Freeport fractionalize artwork?

A: Fractionalization is a multi-step process. First, Freeport Holdings Series, LLC purchases a piece of physical artwork on behalf of the respective series. Next, Freeport assigns the physical artwork as the primary asset of the series. Shares in each series are then authorized, as well as corresponding tokens on the blockchain that are digital representations of the shares. The shares are then prepared for public offering under Regulation A and sold to the public on www.freeport.app. For clarity, the tokens themselves do not confer rights to investors, they are only representations of the series interests.

Q: What is blockchain technology?

A: Blockchain technology is a distributed ledger of transactions across a peer-to-peer network. Transactions can be confirmed through the use of “smart contracts,” meaning transactions can be confirmed automatically when specified criteria are met. Blockchain technology is relatively early in its adoption cycle.

Q: How can I ensure my investment is safe if you’re utilizing a new technology?

A: The tokens are simply a representation of ownership of shares in the corresponding series. All transactions will not only be confirmed on the blockchain, but also through traditional means with registered service providers such as transfer agents. If a token happened to be lost, stolen, or otherwise compromised, an investor would have the ability to contact Freeport, and replacement tokens could be issued. Loss of tokens does not mean loss of rights in the investment, which is based on ownership of the shares, not the tokens.

Q: What are the benefits of the tokens living on the blockchain?

A: The benefits of the tokens living on the blockchain are still evolving at this time and will be subject to partnerships developed by Freeport and the overall rate of adoption of blockchain technology by the general public. Currently, blockchain allows for the share ownership to be represented in a visual format that may enhance the ownership experience. While we may not be able to create additional functionality, as future use cases become available, we will inform investors through the contact information provided with their subscription for the shares.

Q: What blockchain houses the tokens?

A: Freeport Holdings Series, LLC tokens will live on the Ethereum blockchain.

Q: Can an investor withdraw tokens to a self-custodied wallet?

A: Tokens will eventually be withdrawable to a self-custodied wallet (e.g. Metamask), however this feature may occur some months after launch. In the self-custodied wallet, series tokens will be able to interact with other tokens on the Ethereum blockchain. However, series tokens will not be able to be sold, transferred, staked or exchanged on any external platform such as a decentralized exchange, unless such exchange is appropriately registered with the SEC as an alternative trading system or securities exchange. Tokens can only be transacted on the secondary market provided by a registered alternative trading system, which will be accessible via www.freeport.app, or through smart contracts developed by Freeport and its partners.

8

RISK FACTORS

The SEC requires our company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its line of business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to Our Company’s Operations and Structure

An investment in an offering constitutes only an investment in a particular series and not in our company or the underlying assets.

A purchase of our series’ shares does not constitute an investment in either our company or the underlying assets directly. This results in limited voting rights of the investor, which are solely related to the series. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the operating agreement that would adversely change the rights of the interest holders and removal of our Manager. The Manager thus retains significant control over the management of our company and its underlying assets. Furthermore, because the shares do not constitute an investment in our company as a whole, holders of a particular series of shares will not receive any economic benefit from, or be subject to the liabilities of, the assets of any other series. In addition, the economic interest of a holder in a series will not be identical to owning a direct undivided interest in the underlying assets because, among other things, the series will be required to pay expenses before distributions are made to the holders, and the Curator will receive a fee in respect of sourcing a purchaser for the asset.

We are a brand-new company with no operating history, which may make it difficult for investors to evaluate our business model and to assess our future viability.

We are a newly formed series limited liability company with no operating history upon which an evaluation of our past performance and future prospects of a series. Our operations to date have been limited to organizing our company, identifying the Manager and Curator, and engaging in activities related to this offering. No guarantee can be given that our company or a series will achieve their investment objectives, the value of the underlying assets will increase or the underlying assets will be successfully monetized.

The offering amount may exceed the value of the underlying assets and if the underlying assets are sold before they appreciate or generate income, then investors will not receive the amount of their initial investment back.

The size of an offering will exceed the purchase price of the related underlying assets as at the date of such offering (as the proceeds of the offering in excess of the purchase price of the underlying assets will be used to pay fees to the Curator). If the underlying assets had to be sold and there had not been substantial appreciation of the underlying assets prior to such sale, there may not be sufficient proceeds from the sale of the underlying assets to repay investors the amount of their initial investment (after first paying off any liabilities owed by the series) or any additional profits in excess of this amount.

Operating Expenses that are incurred after each closing will dilute investor interest in potential distributions, if any, and the potential return on investment resulting from the appreciation of the underlying assets, if any.

Each series will incur expenses to our Manager to be paid through the issuance of additional shares to our Manager equal to 1.5% of the outstanding shares of that series on an annual basis. The Manager will be responsible for appraisal fees, research fees, storage fees, insurance fees, etc. of each series, reducing the cash expense of each series. We do not expect the series to have any expenses other than the Management Fee payable in equity. However, as additional equity interests are issued to the Manager, your ownership in the series will be diluted. In the event that the series is able to make a distribution following liquidation of the asset, your pro rata share will be reduced by the amount of equity that has been issued for the Management Fee.

9

The success of any series depends in large part upon our Manager and its ability to execute our business plan.

The successful operation of our series is in part dependent on the ability of our Manager to effectively manage the underlying assets. Currently, Freeport Services, LLC is designated as the manager for the company and for each series. Freeport Services, LLC has only been in existence since June 17, 2022 and has no significant operating history within the collectible artwork sector that would evidence an ability to source and manage and the underlying assets of the applicable series. If our Manager cannot effectively manage the underlying assets of each series, investors may not receive the expected returns on their investment. Our Manager also may face challenges in adjusting to management requirements associated with the anticipated number of assets we intend to acquire across series. If Freeport Services, LLC cannot effectively scale-up its operations to assist with these increased needs, our business, and therefore your investment, may suffer.

Each series of our company is expected to invest only in the related underlying assets; therefore, your investment will not be diversified and will appreciate or depreciate based on the value of the underlying assets regardless of market conditions.

It is not anticipated that any series would own any assets other than its specific underlying asset, plus potential cash reserve available for making loans to series member, and amounts earned by the specific series from the monetization of the underlying asset, if any. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to the interests offered hereby.

Our series will generally not pay any distributions until a liquidation event.

The series will generally not make distributions until it sells the underlying asset, meaning that investors will only generally receive distributions upon a liquidation event. Upon such an event, investors will only receive payments after payment of fees to the Curator. At which point, investors will receive a pro rata distribution of cash received upon liquidation of the asset.

Any adverse changes in the financial health of our Manager and its affiliates could hinder a series’ operating performance and the return on your investment.

Currently for all our series, Freeport Services, LLC is the Manager. The Manager of our series has been delegated the responsibilities to manage the operations and asset of that particular series. Our ability to achieve our investment objectives and to pay distributions is dependent upon the performance of the Manager of these series and its affiliates as well as the professionals relied on by the Manager in the management of the asset of a series. Any adverse changes in the financial condition of the Manager of a series could hinder their ability to successfully manage the operation and portfolio of that series, negatively impacting your investment in that series.

Risks Related to Assets of our Series

The underlying assets were selected based on the opinions of the Curator. There is no guarantee the Curator will be successful in selecting assets that will generate returns.

The criteria used by the Curator of the series to select the underlying assets is subjective in nature. There is no guarantee that the asset underlying each of the series will generate any returns for investors.

The asset classes for our underlying assets are hard to value and any valuations obtained are not guarantees of realizable price.

The asset classes for our artworks can be difficult to value. We will strive to obtain proper valuations of the underlying assets based on quantifiable data (e.g., market performance, previous sales history, etc.) – however, valuations will also be based on subjective opinions of experts and the Curator of our series, which may be inaccurate. As relevant, our Curator will strive to source data from reputable valuation providers in the relevant industry; however, it may rely on the accuracy of the underlying data without any means of detailed verification. Consequently, valuations may be uncertain.

The value of the underlying assets can go down as well as up. Valuations are not guarantees of realizable price, do not necessarily represent the price at which our shares may be sold. The value of the underlying assets may be materially affected by a number of factors outside of our control, including, any volatility in the economic markets and the condition of the underlying assets.

Title or authenticity claims on an underlying asset may diminish value of the underlying asset, as well as the series that relates to such underlying asset.

There is no guarantee that an underlying asset will be free of any claims regarding title and authenticity (e.g., counterfeit or previously stolen artworks), or that such claims may arise after acquisition of an underlying asset by a series. We may not have complete ownership history or restoration and repair records for an underlying asset. The underlying assets of our series will generally be originally sourced from individuals and entities that the Curator of such series believes to have developed reputations in their respective areas, including sellers of collectable artwork. Based on the reputations of those individuals and entities, our Curator then relies on those individuals and entities regarding the authenticity and ownership claims without undertaking an independent review of such claims. In the event of a title or authenticity claim against us, we may not have recourse against the asset seller or the benefit of insurance, and the value of the underlying asset and the series related to such underlying asset may be diminished.

10

If we are unable to liquidate an underlying asset at a time when we desire to do so or at all, investors may not receive any return on their investment and may lose their entire investment. Further, we may have to hold on to underlying assets for a long period of time, which may not be suitable for some investors.

Our strategy is to acquire underlying assets, hold such assets for a period of time and then sell such assets at a premium over our acquisition price so that investors in our series can make a return on their investment. We anticipate holding collectable artworks on average between three to seven years. If we are unable to sell an underlying asset at a time when we desire to do so or at all, we may not be able to realize a return on that investment or lose that investment altogether. Further, we may end up holding our underlying assets for a long period of time before we are able to monetize (i.e. sell) such assets, which could result in long periods of time in which investors do not realize returns on their investments. This may make an investment in any of those series unsuitable for investors that cannot withstand such long holding periods.

Potential loss of or damage to an underlying asset could adversely impact the value of the underlying asset, the series related to the underlying asset, or the likelihood of any distributions made by us to investors.

Our underlying assets may be lost or damaged by causes beyond our reasonable control when in storage or in transit. In general, any damage to our underlying assets could result in the loss of value of the underlying asset, and for certain assets, it may be a complete loss of value. In the event of any claims against our insurance policies, there can be no guarantee that any losses or costs will be reimbursed, that the underlying assets can be replaced on a like-for-like basis or that any insurance proceeds would be sufficient to pay the full market value of the damaged asset. Such an occurrence would negatively affect the value of the series related to those such asset or assets, as well as the likelihood of any distributions being made by us to the investors.

Competition in the collectible artwork industry from other business models may make it difficult to obtain underlying assets.

There is potentially significant competition for the underlying assets from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players, such as luxury good dealers and auction houses, continue to play an increasing role. This competition may impact the liquidity of a series, as it is dependent on our acquiring attractive and desirable underlying assets to ensure that there is an appetite of potential investors for the interests. In addition, there are companies that have developed and are developing crowdfunding models to enter this market.

Restoration or repair of an underlying asset may result in a decrease in the value of the underlying asset.

Although we do not intend to undertake restoration or repair of the underlying assets, there may be situations in the future that we are required to do so (e.g., due to natural wear and tear and through the use of the underlying assets). When we do so, we will be dependent on the performance of third-party contractors and sub-contractors and may be exposed to the risks that a project will not be completed within budget, within the agreed timeframe or to the agreed specifications. While we will seek to mitigate our exposure by negotiating appropriate contracts, including appropriate warranty protection, any failure on the part of a contractor to perform its obligations could adversely impact the value of the underlying assets and, therefore, the value of the series related to such underlying assets.

In addition, the successful restoration or repair of the luxury goods may be dependent on sourcing replacement original and authentic paint or parts. Original paint or parts for collectable artworks are rare and in high demand and, therefore, at risk of being imitated. There is no guarantee that any paint or parts sourced for the underlying assets will be authentic (e.g., not a counterfeit). If such paint or parts cannot be sourced or those paints or parts that are sourced are not authentic, the value of the underlying assets and, therefore, the value of the series related to such underlying assets may be materially adversely affected. Furthermore, if an underlying asset is damaged, we may be unable to source original and authentic paint or parts for the underlying asset, and the use of non-original and authentic paint or parts may decrease the value of the underlying asset.

11

Insurance may not cover all losses, which may result in an operating loss and likelihood that distributions will not be made by us.

Insurance of the underlying assets may not cover all losses. There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, that may be uninsurable or not economically insurable. Inflation, environmental considerations and other factors, including terrorism or acts of war, also might make insurance proceeds insufficient to repair or replace an asset if it is damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to any affected underlying assets. Furthermore, the series related to such affected underlying assets would bear the expense of the payment of any deductible. Any uninsured loss could result in both loss of cash flow from and the value of the affected underlying assets and, consequently, the series that relate to such underlying assets.

We may be associated with third-party liability and exposed to reputational harm as a result of wrongful actions by certain third parties.

Each series will assume all of the ownership risks attached to its underlying assets, including third-party liability risks. Therefore, the series may be liable to a third party for any loss or damages incurred by it in connection with its underlying assets. This would be a loss to our company and, therefore, deductible from any income or capital proceeds payable in respect of the series from the related underlying assets, in turn adversely affecting the value of the series to which the underlying assets relate and the likelihood of any distributions being made by us.

We could be exposed to losses and/or reputational harm as a result of various claims and lawsuits incidental to the ordinary course of our business.

We may become involved in various legal proceedings, lawsuits and other claims incidental to the ordinary course of our business. We are required to assess the likelihood of any adverse judgments or outcomes in these matters, as well as potential ranges of probable or reasonably possible losses. A determination of the amount of losses, if any, to be recorded or disclosed as a result of these contingencies will be based on a careful analysis of each individual exposure with, in some cases, the assistance of outside legal counsel. The amount of losses recorded or disclosed for such contingencies may change in the future due to new developments in each matter or a change in settlement strategy.

The value of the underlying assets may depend on a prior owner or association and, therefore, may be out of our control.

The value of an underlying asset may be connected with its prior ownership by, or association with, a certain person or group or in connection with certain pop culture events or films. In the event that such person or group loses public affection, then this may adversely impact the value of the underlying asset and, therefore, the series that relates to such underlying asset.

Risks Associated with an Investment in Artwork

There is no assurance of appreciation of the asset or sufficient cash distributions resulting from the ultimate sale of the asset.

There is no assurance that the asset will appreciate, maintain its present value, or be sold at a profit. The marketability and value of the asset will depend upon many factors beyond our control. There can be no assurance that there will be a ready market for the asset, since investment in artwork is generally illiquid, nor is there any assurance that sufficient cash will be generated from the sale of the asset to compensate investors for their investment. Even if the asset does appreciate in value, the rate of appreciation may be insufficient to cover the liabilities of the series.

The value of artwork is subjective.

The value of the asset is inherently subjective given its unique character. The future realizable value of a fine artwork may differ widely from its estimated or appraised value for a variety of reasons, many of which are unpredictable and impossible to discern. In addition, the net realizable value to a seller at auction is often significantly lower than the published sale price because the net proceeds are typically reduced by all or a portion of the buyer’s premium and there may also be a sales commission.

For non-cash generating assets, such as fine art, valuation is heavily reliant on an analysis of sales history of similar artwork. Experts often differ on which historical sales are comparable and the degree of comparability. The attempt to discern value from historical sales data is extremely challenging for a variety of reasons, including, without limitation:

●	Qualitative Factors. Differences in perceived quality or condition between the subject work and the so-called “comparable” sale. Perceived differences in the physical quality and condition of the respective works require subjective judgements as to the valuation impact attributable to such differences.

●	Lack of Reliable Data. Data from non-auction sales, comprising a majority of all sales, is largely unavailable and historical sales data may be inaccurate. Also, data may be stale or unavailable to the public because comparable works may remain off market for extended periods of time, often for generations. Even for public auctions, sale prices may be incorrectly reported due to credits for guarantees entered into with buyers (though under current rules in certain jurisdictions, these are required to be deducted from the reported sale price), or other credits provided to potential buyers.

12

●	Idiosyncratic Factors. Idiosyncratic motivations of a buyer or seller may significantly affect the sale price. These motivations may relate to an emotional attachment to the work, ego, financial, estate or tax planning objectives, the desire to enhance or complete a specific collection objective, perceptions of supply and scarcity and other factors.

●	Timing Differences. Historical transactions must be viewed in light of market conditions at the time compared to current conditions. Overall market conditions are difficult to track in recent periods and extremely difficult to discern for historical periods. Harder still, is the ability to track the relative popularity of specific works, artists and genres over historical periods.

●	Market Depth. Sale prices only reflect the price a single buyer was willing to pay for a work, so it is very difficult to determine the depth of demand, as defined by the number of potential buyers that are ready, willing and able to purchase an artwork at or below a given price level.

●	Entanglements. It is not uncommon in the art market for buyer, sellers and intermediaries to enter into private contractual arrangements that may affect the selling price in a specific transaction. It is often impossible to know of the existence or terms of any such contractual arrangements.

Accordingly, due to the inherent subjectivity involved in estimating the realizable value of the asset, any appraisal or estimate of realizable value may prove, with the benefit of hindsight, to be different than the amount ultimately realized upon sale and such differences can be, and often are, material.

Since the valuation of high-end artwork relies in large part on an analysis of historical auction sales, it is more difficult to accurately determine fair value of artwork by artists that have fewer auction sales.

Certain artists such as Andy Warhol and Pablo Picasso have a relatively large global collector base and a well-established track record of auction sales over a lengthy period. These artists were also extremely prolific during their careers, so their artwork is frequently bought and sold at auction. This relatively large volume of data makes estimates of historical pricing trends and fair value ranges for artwork produced by these artists more reliable. By contrast, valuation of works by other artists who have a smaller collector base and or a shorter track record of auction sales is comparatively more difficult and such assessments are generally prone to wider margins of error. When assessing the historical auction performance of artwork by a particular artist, investors are urged to consider the volume of public auction data available. As a general matter, historical pricing trends and fair value estimates are more likely to be more accurate for artists with higher volumes of prior auction sales than pricing trends and estimates for artists that have fewer historical auction sales. Accordingly, there is a higher risk that we may overpay for, or misprice, artwork by artists with fewer auction sales than those with higher volumes of prior auction sales.

An investment in the asset is subject to various risks, any of which could materially impair the value of the asset and the market value of our interests.

Investing in artwork is subject to the following risks:

●	Authenticity. Claims with respect to the authenticity of a work may result from incorrect attribution, uncertain attribution, lack of certification proving the authenticity of the artwork, forgery of a work of art, or falsification of the artist’s signature. We generally obtain representations of authenticity from sellers, but these representations may not effectively eliminate the risk.

●	Provenance. Claims related to provenance, or history of ownership, are relatively common and allege that an artwork has an uncertain or false origin. Buyers may also negatively perceive some elements of the prior ownership history, or whether the work is considered to have sold too often in the past. With respect to the asset, buyers may negatively perceive our ownership in the asset when considering a purchase.

●	Condition. The physical condition of an artwork over time is dependent on technical aspects of artistic workmanship, including the materials used, the manner and skill of application, handling and storage and other factors.

●	Physical Risks. Artwork is subject to potential damage, destruction, devastation, vandalism or loss as a result of natural disasters (flood, fire, hurricane), crime, theft, illegal exportation abroad, etc.

●	Legal Risks. Artwork ownership is prone to a variety of legal challenges, including challenges to title, nationalization, purchase of work of art from unauthorized person, risk of cheating, money laundering, violation of legal regulations and restitution issues. Purchasing from major auction houses and reputable galleries can reduce, but not eliminate these risks.

●	Market Risks. The art market is prone to change due to a variety of factors, including changes in transaction costs, substantial changes in fees, tax law changes, export licenses etc., changes in legal regulations, changes in attitudes toward art as an investment, changes in tastes, trends (fashion) and changes in supply, such as the liquidation of a major collection. These risks can be specific to certain geographies.

13

●	Economic Risks. Art values and demand are affected by economic confidence among ultra-high-net-worth individuals.

●	Fraud Risk. The art market is unregulated and prone to abusive practices, including price manipulation, disguised agencies and lack of transparency.

If the asset is eventually displayed in a gallery space or other location, it could be damaged, and insurance may not cover all of the damages, or even if insurance does cover the damages, it may cause the painting to be unsaleable.

It is planned that the asset will be permanently stored and displayed in the United States, though it might be displayed internationally. We plan to obtain and maintain insurance coverage for the asset. However, the painting may be damaged while being displayed and our insurance may not be able to cover all of the damages resulting therefrom, and even if insurance does cover such damages, the damages may result in the asset being unsaleable. Accordingly, damage or destruction of the asset will have a material adverse impact on the value of the asset and, consequently, the value of the shares.

We may not be able to find a buyer for the asset at a reasonable price.

Art is a highly illiquid asset and a significant percentage of objects go unsold when sent to auction. Even in the event that we attempt to sell the asset, we cannot guarantee that there will be a buyer at any reasonable price. Additionally, if the asset does go to an auction sale and is not sold, such failure could damage the reputation of the asset in the marketplace and make it even more difficult to sell in the future.

The asset could be subject to damage, theft, or deterioration in condition, which could have a material adverse effect on the value of the asset.

We plan to store the asset in a protected environment with security measures, but no amount of security can fully protect a painting from damage or theft. The damage or theft of valuable property, despite these security measures, could have a material adverse impact on the value of the asset and, consequently, the value of our interests. While we intend to maintain insurance for the asset, there is no guarantee that such coverage would be adequate to mitigate all such losses.

Industry sales cycles can be unpredictable.

Purchase behavior by collectors is generally unpredictable due primarily to the discretionary nature, relative scarcity and high values of art purchases. An art buyer may typically purchase art when excess liquidity is abundant. When economic conditions preclude art collectors from purchasing the asset, such a downturn in sales will affect our ability to sell the asset. Additionally, many art buyers have significant access to credit to facilitate the purchase of artwork and any changes which would cause art collectors to not access credit could have a serious impact on a collector’s ability to purchase the Artwork.

Risks Related to Potential Conflicts of Interest

Management Compensation

None of the compensation set forth under “Management Compensation” was determined by arms’ length negotiations, including the Management Fee, Sourcing Fee, and Disposition Fee. It is anticipated that the commissions and profits received by the Manager and Curator may be higher or lower depending upon market conditions.

Our Series Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of our Manager.

Our Series Operating Agreement provides that our Manager will have no fiduciary duties or obligations to the company or the members and will not be subject to any different standards imposed by our operating agreement, the Delaware Limited Liability Company Act (the “LLC Act”) or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

Risks Relating to the Offering and Ownership of Our Series Shares

We intend to have our securities quoted on an alternative trading system (“ATS”), and there can be no assurances that any public market will ever develop; even if developed, trading is likely to be subject to significant price fluctuations.

It is the company’s intention to have its securities quoted on an ATS. Currently, no trading market exists and there are no assurances that any will develop. Consequently, there can be no assurances as to whether:

●	any market for shares in any series will develop;

14

●	the price at which shares for a series will trade; or

●	the extent to which investors in us will lead to the development of an active, liquid trading market.

Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investments. Until an orderly market develops in the shares of any series, if ever, the price at which they trade is likely to fluctuate significantly. Prices for shares in a series will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for those shares, developments affecting our business, including the impact of the factors referred to elsewhere in these risk factors, investor perception of our company and a particular series and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of a series. We cannot assure you that trading prices for shares of a particular series will not be significantly lower than the price at which such securities are sold in this offering.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under our subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the operating agreement or subscription agreement.

Investors in this offering will execute a subscription agreement under which investors waive the right to a jury trial of any claim they may have against our company arising out of or relating to the subscription agreement. By subscribing to an offering of a series, the investor signs the subscription agreement by which the investor agrees to adhere to the operating agreement, under both of which such investor waives their right to our jury trial.

If we opposed a jury trial demand based on this waiver, a court would determine whether such waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which govern the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before investing in this offering.

If you bring a claim against our company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against our company. If a lawsuit is brought against our company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the either agreement serves as a waiver by any investor or by our company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to those in the subscription agreement.

Our subscription agreement has a forum selection provisions that require that certain disputes be resolved in the Court of Chancery of the State of Delaware, regardless of convenience or cost to investors.

Under our subscription agreement, investors are required to resolve disputes related to the subscription agreement in the Court of Chancery located in the State of Delaware. The forum selection provision in our subscription agreement applies to all actions or proceedings relating to the subscription agreement.

Our subscription agreement further provides that, should the Court of Chancery in the State of Delaware not have jurisdiction over the matter, the suit, action, or proceeding may be brought in the appropriate federal or state court located in the State of Delaware. We intend for this forum selection provisions to also apply to claims brought under federal securities law. Our company acknowledges that, for claims arising under the Exchange Act, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, requiring such matters to be heard in federal court. In contrast, Section 22 of the Securities Act provides for concurrent jurisdiction between federal and state courts for matters arising under the Securities Act.

15

The forum selection provisions in our subscription agreement may limit shareholders’ ability to obtain a favorable judicial forum for disputes with us regarding the subscription agreement. The requirement that any action be heard in the Chancery Court of Delaware, or alternatively in a competent court in the State of Delaware, if applicable, may also create additional expense for any person contemplating an action against our company, or limit the access to information to undertake such an action, further discouraging lawsuits.

It is also possible that, notwithstanding the forum selection clauses included in our subscription agreement, a court could rule that such provisions are inapplicable or unenforceable. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in, an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to those in the subscription agreement.

If our series limited liability structure is not respected, then investors may have to share in any liabilities of our company with all investors and not just those who hold the same series of interests as them.

Our company is structured as a Delaware series limited liability company that issues different series of interests for each underlying asset or group of underlying assets. Each series of interest will merely be a separate series and not a separate legal entity. Under the LLC Act, if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of investors holding one series of interests is segregated from the liability of investors holding another series of interests and the assets of one series of interests are not available to satisfy the liabilities of other series of interests. Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. state or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware corporation law, and in the past certain jurisdictions have not honored such interpretation. If our series limited liability company structure is not respected, then investors may have to share any liabilities of our company with all investors and not just those who hold the same series of interests as them. Furthermore, while we intend to maintain separate and distinct records for each series of interests and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a series to the liabilities of another series of interests. The consequence of this is that investors may have to bear higher than anticipated expenses which would adversely affect the value of their interests or the likelihood of any distributions being made by the series to the investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series of interests should be applied to meet the liabilities of the other series of interests or the liabilities of our company generally where the assets of such other series of interests or of our company generally are insufficient to meet our liabilities.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any series of shares of our company would be limited to prospective effect. Accordingly, the ultimate effect on an investor’s tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

Furthermore, investors may reside in various tax jurisdictions throughout the world. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

16

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Investors paying with digital assets may incur fees as a result of utilizing digital assets for payment.

Investors in this offering have the option of paying for their investment with digital assets. Upon payment for the securities in this offering, the value of these digital assets will be exchanged for US dollars. It is possible that digital wallet services holding digital assets for investors may charge fees as a result of entering the transaction to purchase our securities. To the extent that any fees are charged, the increased costs may reduce the return on your investment.

Investors that subscribe to the offering utilizing digital assets for payment will rely on the Company for establishing the value of the digital assets in fiat currency.

When an investor subscribes to our offering using digital assets, the value of digital assets will be converted fiat currency at the time of the subscription. The conversion rate will be based on exchange rates publicly posted by recognized, third-party digital asset exchanges, and investors will be notified of the applicable exchange rate prior to making an investment. Investors will be relying on the Company to correctly apply these exchange rates to their investment when made with digital assets. If in the event we do not reach the minimum investment for any particular series, or an investor’s subscription is not accepted for failure to complete the KYC/AML, investments will be refunded to investors in fiat currency. Further, if we are not able to reach the minimum and funds are returned to investors, investors utilizing digital assets for payment would not realize any appreciation in value of the digital assets against fiat currency, if any.

17

DILUTION

Under our operating agreement, we have authority to create an unlimited number of additional shares or other securities in each series. However, we intend to only authorize a sufficient number for each series offering, and for 15 years of Management Fees payable to our Manager. After your investment in this offering, the Manager may elect to: (i) sell additional shares in this or future public offerings (whether on Form 1-A or otherwise), (ii) issue equity interests in private offerings or (iii) issue shares for payment as compensation to our Manager or third-parties. To the extent we issue additional shares in a series after your purchase shares of that series in this offering, your percentage ownership interest in that series will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you could also experience dilution in the book value and fair value of your shares.

18

PLAN OF DISTRIBUTION

Plan of Distribution

We are offering, on a best efforts basis, the shares (consisting of membership interests) of each of the series of our company in the “Series Offering Table” beginning on page 1 of this Offering Circular. The offering price for each series was determined by our Manager.

The minimum subscription by an investor is listed in the “Series Offering Table”.

There will be a separate closing with respect to each offering. The closing of an offering will occur on the earliest to occur of (i) the date subscriptions for the maximum number of shares offered for a series have been accepted or (ii) a date determined by our Manager in its sole discretion, provided that subscriptions for the minimum number of shares offered for a series have been accepted. If closing has not occurred, an offering shall be terminated upon (i) the date which is sixty days from the date such offering circular or amendment thereof, as applicable, is qualified by the Commission, which period may be extended with respect to a particular series by the Manager in its sole discretion, or (ii) any date on which our Manager elects to terminate the offering for a particular series in its sole discretion. In the case where the company enters into a purchase option agreement, an offering may never be launched, or a closing may not occur, in the case the company does not exercise the purchase option before the purchase option agreement’s expiration date, or the expiration date is not extended.

Our Manager and its affiliates, partners and/or related parties may purchase shares offered in a series’ offering for the same price as all other investors, subject to the same minimum and maximum investment thresholds as other investors in that offering, although such minimum and maximum thresholds may be waived or modified by our Manager in its sole discretion.

The company’s Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the www.freeport.app website.

Broker

Dalmore Group, LLC is acting as our executing broker in connection with the sale of our interests pursuant to a Broker-Dealer Agreement. Pursuant to the agreement, the Broker’s role in the offering is limited to serving as the broker of record, including processing transactions of potential investors and providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. The Broker will have access to the subscription information provided by investors and will serve as broker of record for each offering by processing transactions by investors through the platform technology. The Broker will not solicit any investors on our behalf, act as underwriter or provide investment advice or investment recommendations to any investor.

The Broker is a broker-dealer registered with the Commission and a member of FINRA and SIPC and will be registered in each state where each offering and sale of interests will occur, prior to the launch of each offering. The Broker will receive the Brokerage Fee but will not purchase any interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any offering.

We agreed to indemnify the Broker and each of its affiliates and their respective representatives and agents for any loss, liability, judgment, arbitration award, settlement, damage or cost (which we refer to as losses) incurred in any third-party suit, action, claim or demand (which we refer to, collectively, as a proceeding) arising out of our breach of any provision of the Broker-Dealer Agreement, our wrongful acts or omissions or this offering to the extent not based upon a breach of the agreement by the Broker and/or the wrongful acts or omissions of the Broker or the Broker’s failure to comply with any applicable federal, state or local laws, regulators or codes in the performance of its obligations under the agreement. The Broker agreed to indemnify us and each of our affiliates and their and our representatives and agents from any losses arising out of any proceeding arising out of the Broker’s breach of the agreement or the wrongful acts or omissions of the Broker or the Broker’s failure to comply with any applicable federal, state or local laws, regulators or codes in the performance of its obligations under the agreement.

The Broker-Dealer Agreement has a 12-month term beginning November 2, 2022 and will renew automatically for successive 12- months terms unless either party provides notice of non-renewal at least 60 days prior to the expiration of the then-current term. Additionally, the agreement may be terminated by either party for breach, misrepresentation, failure to comply with legal requirements or insolvency.

19

Brokerage Fee

As compensation for providing the services described in the Broker-Dealer Agreement to the company in connection with each offering, the Broker will receive a brokerage fee equal to 1% of the amount raised through each offering (which we refer to as the “Brokerage Fee”).

Per the Operating Agreement of the company, the Managing Member of each series of interests will be responsible for paying the Brokerage Fee to the Broker on behalf of the company. The Brokerage Fee will be payable immediately upon the closing of each offering.

In addition thereto, on behalf of the company, our Managing Member will pay the Broker the following:

●	A one-time consulting fee of $10,000 for the provision of ongoing general consulting services related to this offering (such as coordination with third-party vendors and providing general guidance), which was due and payable following the issuance by FINRA of a no-objection letter.

●	A one-time advance payment of $5,000 for out-of-pocket expenses anticipated to be incurred by the Broker, such as costs related to preparing the FINRA filing, due diligence expenses, working with counsel to our manager and our company and other services necessary and required prior to the approval of this offering.

●	The FINRA corporate filing fee for this best efforts offering will be $11,750 and will be a pass- through fee payable to the Broker by the Managing Member. The Broker will then forward it to FINRA as payment for the filing.

●	Since this Offering involves ongoing filings, the Broker will invoice the Managing Member for the FINRA fee due and the $1,000 1-A POS filing fee prior to each filing. This fee is due and payable prior to any submission by Broker to FINRA. Our Managing Member will not be reimbursed for payment of any such fees or expenses.

Process of Subscribing

After the Commission has qualified the offering statement, we will accept tenders of funds to purchase the shares of series of our company. Prospective investors who submitted non-binding indications of interest during the “test the waters” period will receive communications from us indicating that the offering for a particular series is open for investment. Investors will not have any rights to a series prior to a closing and distribution of the series shares.

As the current series being offered have the same minimum and maximum, the company will undertake a single closing for investors for each particular series that has met its minimum. Investors may subscribe by tendering funds by wire, credit, or debit card, ACH transfer, digital assets, or other digital payment types enabled by our processing partner to the escrow account to be set up by the Escrow Agent. Tendered funds will remain in escrow until closing has occurred. Upon closing, funds tendered by investors will be made available to the company for its use.

Investors will be required to complete a subscription agreement in order to invest in a particular series. The subscription is irrevocable by the investor. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of his or her net worth (excluding the investor’s principal residence).

The subscription procedure is summarized as follows:

1.	Go to the company’s page on www.freeport.app and click on the relevant purchase button;

2.	Complete the online investment process, including Know Your Customer (“KYC”);

3.	Deliver funds directly by wire, digital assets, debit card, credit card or electronic funds transfer via ACH to the specified account;

4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;

5.	Once AML is verified, investors will electronically receive, review, execute and deliver to us a subscription agreement.

The company has entered into an Escrow Services Agreement with North Capital (the “Escrow Agent”). The Escrow Agent is a Delaware registered trust company that offers escrow services as well as an integrated technology platform for processing investment transactions. The company has agreed to pay the Escrow Agent the following:

●	Escrow Administration Fee: $575 per crowd funding subscription account

20

●	Out-of-Pocket Expenses: Billed at cost

●	Escrow Amendment: $100.00 per amendment

●	Transactional Costs: $100.00 for each additional escrow break

The Managing Member of each series will generally be responsible for fees due to the Escrow Agent, which are categorized as Offering Expenses.

Investor funds will be held by the Escrow Agent pending closing or termination of the offering. All subscribers will be instructed by the company or its agents to transfer funds by wire, digital assets, credit or debit card, or ACH transfer directly to the escrow account established for this offering. The company may terminate the offering for a particular series at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

The Escrow Agent is not participating as an underwriter or placement agent or sales agent of this offering and will not solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of the Escrow Agent’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the company or this offering. All inquiries regarding this offering or escrow should be made directly to the company.

In the event that the company terminates the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Digital Asset Payments

Funds delivered via digital asset payments will be subject to additional steps. While investors will be able to make payments with digital assets, those assets will be converted to fiat upon initial delivery of digital assets with their subscription. The value of the digital assets will be based on the dollar value as stated by recognized, third-party digital asset exchanges at the time of the subscription. The dollar value will be communicated to the investor prior to completing the subscription for the series shares. Those funds will then be held in escrow by our Escrow Agent. These additional steps remove the risk of digital asset values fluctuating relative to fiat values and ensure that investors receive exactly the amount of shares they agreed to in their subscription agreement.

Further, investors making payments by digital assets will be subject to a 1% fee for the conversion of the digital assets to fiat currency (the “Conversion Fee”). The Conversion Fee will be due and payable to a third-party service provider at the time of the conversion, and is not received by the company. Further, the Conversion Fee will count towards an investor’s individual investment limit under Rule 251(d)(2)(i)(C) even though no additional securities are received for Conversion Fee.

In the event that funds are returned because the series offering did not meet its minimum, or the investor’s subscription is not accepted for failure to complete KYC/AML, the value of the investment will be refunded to the investor in fiat currency. As such, investors will be required to provide account information to receive a refund via ACH at the time of subscription. Note, the Conversion Fee will not be refunded.

No Selling Security holders

No securities are being sold for the account of security holders. All net proceeds of this offering will go to the company.

Transfer Agent and Registrar

The company has engaged Vertalo, a registered transfer agent with the SEC, who will serve as transfer agent to maintain shareholder information on a book-entry basis.

Provisions of Note in Our Subscription Agreement

While there is a separate subscription agreement that will be used in connection with each series’ offering, the same form of subscription agreement will be used for each series. Our “form” subscription agreement includes forum selection provisions that require any claims against the company based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of Delaware. These forum selection provisions may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted these provisions to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers not to lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the company.

Jury Trial Waiver

While there is a separate subscription agreement that will be used in connection with each series’ offering, the same form of subscription agreement will be used for each series. Our “form” subscription agreement includes forum selection and jury waiver provisions. See, “Securities Being Offered – Exclusive Jurisdiction” and “Securities Being Offered – Waiver of Right to Trial by Jury” and for more information on these provisions.

21

USE OF PROCEEDS TO ISSUER

The allocation of the net proceeds of each offering set forth below represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues, if any, and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth below.

Series Warhol AWMICKEY

The table below sets forth our estimated use of proceeds from this Series Warhol AWMICKEY offering on a fully subscribed basis.

Uses	Dollar Amount	Percentage of Gross Cash Proceeds
Cash Portion of the Asset Cost	$700,000	89.5%
Broker Dealer Fees (1)	$7,800	1.0%
Sourcing Fee (2)	$0	0.0%
Platform Fee (3)	$70,000	9.0%
Other Offering Fees (4)	$4,000	0.5%
Total Fees and Expenses	$81,800	10.5%
Total Proceeds	$781,800	100.0%

(1)	Pursuant to the series’ agreement with our Broker, Broker will receive a sum equal to 1% of the total offering amount.

(2)	Pursuant to the series’ agreement with our Curator, our Curator is entitled to receive a sum equal to 10% of the cost of the asset as a Sourcing Fee. Here, our Curator has chosen to waive that Sourcing Fee.

(3)	Pursuant to the series’ agreement with our technology provider, our technology provider will receive a sum equal to 10% of the cost of the asset.

(4)	Other Offering Fees includes costs associated with professional fees, including legal and accounting, escrow, token creation, and EDGARization. Fees collected will not exceed $4,000, and any amounts incurred above $4,000 will be the responsibility of the Manager.

Series Warhol AWMICKEY reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

Series Warhol AWMARILYN

The table below sets forth our estimated use of proceeds from this Series Warhol AWMARILYN offering on a fully subscribed basis.

Uses	Dollar Amount	Percentage of Gross Cash Proceeds
Cash Portion of the Asset Cost	$475,000	89.3%
Broker Dealer Fees (1)	$5,300	1.0%
Sourcing Fee (2)	$0	0.0%
Platform Fee (3)	$47,500	8.9%
Other Offering Fees (4)	$4,000	0.8%
Total Fees and Expenses	$56,800	10.7%
Total Proceeds	$531,800	100.0%

(1)	Pursuant to the series’ agreement with our Broker, Broker will receive a sum equal to 1% of the total offering amount.

(2)	Pursuant to the series’ agreement with our Curator, our Curator is entitled to receive a sum equal to 10% of the cost of the asset as a Sourcing Fee. Here, our Curator has chosen to waive that Sourcing Fee.

(3)	Pursuant to the series’ agreement with our technology provider, our technology provider will receive a sum equal to 10% of the cost of the asset.

(4)	Other Offering Fees includes costs associated with professional fees, including legal and accounting, escrow, token creation, and EDGARization. Fees collected will not exceed $4,000, and any amounts incurred above $4,000 will be the responsibility of the Manager.

22

Series Warhol AWMARILYN reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

Series Warhol AWDEAN

The table below sets forth our estimated use of proceeds from this Series Warhol AWDEAN offering on a fully subscribed basis.

Uses	Dollar Amount	Percentage of Gross Cash Proceeds
Cash Portion of the Asset Cost	$175,000	88.2%
Broker Dealer Fees (1)	$2,000	1.0%
Sourcing Fee (2)	$0	0.0%
Platform Fee (3)	$17,500	8.8%
Other Offering Fees (4)	$4,000	2.0%
Total Fees and Expenses	$23,500	11.8%
Total Proceeds	$198,500	100.0%

(1)	Pursuant to the series’ agreement with our Broker, Broker will receive a sum equal to 1% of the total offering amount.

(2)	Pursuant to the series’ agreement with our Curator, our Curator is entitled to receive a sum equal to 10% of the cost of the asset as a Sourcing Fee. Here, our Curator has chosen to waive that Sourcing Fee.

(3)	Pursuant to the series’ agreement with our technology provider, our technology provider will receive a sum equal to 10% of the cost of the asset.

(4)	Other Offering Fees includes costs associated with professional fees, including legal and accounting, escrow, token creation, and EDGARization. Fees collected will not exceed $4,000, and any amounts incurred above $4,000 will be the responsibility of the Manager.

Series Warhol AWDEAN reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

23

Series Warhol AWJAGGER

The table below sets forth our estimated use of proceeds from this Series Warhol AWJAGGER offering on a fully subscribed basis.

Uses	Dollar Amount	Percentage of Gross Cash Proceeds
Cash Portion of the Asset Cost	$200,000	88.4%
Broker Dealer Fees (1)	$2,300	1.0%
Sourcing Fee (2)	$0	0.0%
Platform Fee (3)	$20,000	8.8%
Other Offering Fees (4)	$4,000	1.8%
Total Fees and Expenses	$26,300	11.6%
Total Proceeds	$226,300	100.0%

(1)	Pursuant to the series’ agreement with our Broker, Broker will receive a sum equal to 1% of the total offering amount.

(2)	Pursuant to the series’ agreement with our Curator, our Curator is entitled to receive a sum equal to 10% of the cost of the asset as a Sourcing Fee. Here, our Curator has chosen to waive that Sourcing Fee.

(3)	Pursuant to the series’ agreement with our technology provider, our technology provider will receive a sum equal to 10% of the cost of the asset.

(4)	Other Offering Fees includes costs associated with professional fees, including legal and accounting, escrow, token creation, and EDGARization. Fees collected will not exceed $4,000, and any amounts incurred above $4,000 will be the responsibility of the Manager.

Series Warhol AWJAGGER reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

24

THE UNDERLYING ASSETS

The discussions contained in this Offering Circular relating to the underlying assets of our series, the artworks, and their related industries are taken from third-party sources that we believe to be reliable, and we believe that the information from such sources contained herein is reasonable, and that the factual information is fair and accurate. The discussions contained in this Offering Circular relating to the underlying collectible artworks of our series were provided by the asset sellers and the information on their related industries are taken from third-party sources, which we believe to be reliable, and we believe that the information from such sources contained herein is reasonable, and that the factual information is fair and accurate.

Series Warhol AWMICKEY

The Artist

Andy Warhol was an American artist who was one of the founders of the “pop art” movement. His artwork regularly depicted pop culture, celebrities, and big American brands. As one of the most influential artists of the 20th century, Warhol’s work permeated pop culture, with even casual observers recognizing some of his most famous works. Warhol is one of the best-selling artists of all time, and in 2022, his Shot Sage Blue Marilyn sold for $195 million, which is the most expensive artwork ever sold by an American artist.

Warhol was born Andrew Warhola in Pittsburgh, Pennsylvania on August 6, 1928. He spent his early years in Pittsburgh, eventually culminating in him attending the Carnegie Institute of Technology, now Carnegie Mellon University, where he graduated with a Bachelor of Fine Arts in 1949. Shortly after graduating from the Carnegie Institute of Technology, he moved to New York City where he lived for most of the rest of his life.

While in New York City, Warhol became a prolific artist and his work began to be featured at art shows, galleries, and museums by the end of the 1950s. His artwork focused heavily on consumerism, and some of his most famous works depicted iconic American brands such as Coca-Cola and Campbell’s Soup. His fame continued to grow over time, and he eventually was commissioned to complete portraits of some of the most famous celebrities and politicians of his era, including John Lennon, Mick Jagger, Diana Ross, and even Elvis Presley.

Andy Warhol died on February 22, 1987 at the age of 58 in New York City. Since his death, his fame and popularity have continued to grow. The Andy Warhol Museum opened in Pittsburgh, Pennsylvania in 1994 and is the largest museum in North America dedicated to a single artist. More recently, Andy Warhol’s life was cataloged by a Netflix documentary entitled, The Andy Warhol Diaries, which premiered in 2022.

The Asset

Double Mickey is a 30 ½” x 43” rare, unique screenprint in color with diamond dust on Arches 88 paper, completed in 1981 by Andy Warhol. Only 25 were ever produced, and each print in the series is unique based on its colorway. This print is number 3 of 25, and was signed and numbered by the artist in pencil on the reverse of the print “Andy Warhol, 3/25.” It is housed in a frame with light wood molding.

Purchase Details

Freeport entered into a purchase option agreement to acquire this Double Mickey Mouse print for $700,000 from art dealer, Michael Haber Enterprises, Inc., contingent upon a successful close of the offering. The company reviewed a recent appraisal of this artwork by a certified member of the International Society of Appraisers (ISA) dated September 15, 2022. While Freeport believes in the accuracy of the appraisal, Freeport has not independently validated the appraised value.

Series Warhol AWMARILYN

The Artist

Andy Warhol was an American artist who was one of the founders of the “pop art” movement. His artwork regularly depicted pop culture, celebrities, and big American brands. As one of the most influential artists of the 20th century, Warhol’s work permeated pop culture, with even casual observers recognizing some of his most famous works. Warhol is one of the best-selling artists of all time, and in 2022, his Shot Sage Blue Marilyn sold for $195 million, which is the most expensive artwork ever sold by an American artist.

Warhol was born Andrew Warhola in Pittsburgh, Pennsylvania on August 6, 1928. He spent his early years in Pittsburgh, eventually culminating in him attending the Carnegie Institute of Technology, now Carnegie Mellon University, where he graduated with a Bachelor of Fine Arts in 1949. Shortly after graduating from the Carnegie Institute of Technology, he moved to New York City where he lived for most of the rest of his life.

While in New York City, Warhol became a prolific artist and his work began to be featured at art shows, galleries, and museums by the end of the 1950s. His artwork focused heavily on consumerism, and some of his most famous works depicted iconic American brands such as Coca-Cola and Campbell’s Soup. His fame continued to grow over time, and he eventually was commissioned to complete portraits of some of the most famous celebrities and politicians of his era, including John Lennon, Mick Jagger, Diana Ross, and even Elvis Presley.

25

Andy Warhol died on February 22, 1987 at the age of 58 in New York City. Since his death, his fame and popularity have continued to grow. The Andy Warhol Museum opened in Pittsburgh, Pennsylvania in 1994 and is the largest museum in North America dedicated to a single artist. More recently, Andy Warhol’s life was cataloged by a Netflix documentary entitled, The Andy Warhol Diaries, which premiered in 2022.

The Asset

Marilyn is a 36” x 36” screenprint completed in 1967 by Andy Warhol of the iconic American celebrity, Marilyn Monroe. This print is an FS 31 and is signed by the artist in pencil and stamped with an edition number on the reverse of the print. It is individually numbered, and this print is #81 of #250. It is housed in a box frame with aluminum molding.

Marilyn is one of Warhol’s most famous and popular works. His Shot Sage Blue Marilyn recently sold for over $195,000,000. Marilyn consisted of 10 different colorways of the face of Marylin Monroe. Each colorway was an edition of 250 plus 26 additional prints lettered A-Z. The catalog numbers from Feldman Schellmann are FS 22-31, with FS 31 and 23 being the most popular. Our Marilyn print is an FS 31.

Purchase Details

Freeport entered into a purchase option agreement to acquire this Marilyn print for $475,000 from the personal collection of Warhol collector, “Baby” Jane Holzer, contingent upon a successful close of the offering. The company reviewed a recent appraisal of this artwork by a certified member of the International Society of Appraisers (ISA) dated September 15, 2022. While Freeport believes in the accuracy of the appraisal, Freeport has not independently validated the appraised value.

Series Warhol AWDEAN

The Artist

Andy Warhol was an American artist who was one of the founders of the “pop art” movement. His artwork regularly depicted pop culture, celebrities, and big American brands. As one of the most influential artists of the 20th century, Warhol’s work permeated pop culture, with even casual observers recognizing some of his most famous works. Warhol is one of the best-selling artists of all time, and in 2022, his Shot Sage Blue Marilyn sold for $195 million, which is the most expensive artwork ever sold by an American artist.

Warhol was born Andrew Warhola in Pittsburgh, Pennsylvania on August 6, 1928. He spent his early years in Pittsburgh, eventually culminating in him attending the Carnegie Institute of Technology, now Carnegie Mellon University, where he graduated with a Bachelor of Fine Arts in 1949. Shortly after graduating from the Carnegie Institute of Technology, he moved to New York City where he lived for most of the rest of his life.

While in New York City, Warhol became a prolific artist and his work began to be featured at art shows, galleries, and museums by the end of the 1950s. His artwork focused heavily on consumerism, and some of his most famous works depicted iconic American brands such as Coca-Cola and Campbell’s Soup. His fame continued to grow over time, and he eventually was commissioned to complete portraits of some of the most famous celebrities and politicians of his era, including John Lennon, Mick Jagger, Diana Ross, and even Elvis Presley.

Andy Warhol died on February 22, 1987 at the age of 58 in New York City. Since his death, his fame and popularity have continued to grow. The Andy Warhol Museum opened in Pittsburgh, Pennsylvania in 1994 and is the largest museum in North America dedicated to a single artist. More recently, Andy Warhol’s life was cataloged by a Netflix documentary entitled, The Andy Warhol Diaries, which premiered in 2022.

The Asset

Rebel Without a Cause (James Dean) is a 38” x 38” print by Andy Warhol on Lenox Museum Board. It is from Warhol’s Ads series which was completed in 1985. The print captures the iconic James Dean in his signature pose. It is signed and numbered by the artist in pencil on the lower right of the print “Andy Warhol 86/190”, with additional publisher stamps on the reverse, lower left. It is individually numbered, and this print is #86 of #190.

Purchase Details

Freeport entered into a purchase option agreement to acquire this Rebel Without a Cause (James Dean) print for $175,000 from the personal collection of Warhol collector, “Baby” Jane Holzer, contingent upon a successful close of the offering. The company reviewed a recent appraisal of this artwork by a certified member of the International Society of Appraisers (ISA) dated September 15, 2022. While Freeport believes in the accuracy of the appraisal, Freeport has not independently validated the appraised value.

26

Series Warhol AWJAGGER

The Artist

Andy Warhol was an American artist who was one of the founders of the “pop art” movement. His artwork regularly depicted pop culture, celebrities, and big American brands. As one of the most influential artists of the 20th century, Warhol’s work permeated pop culture, with even casual observers recognizing some of his most famous works. Warhol is one of the best-selling artists of all time, and in 2022, his Shot Sage Blue Marilyn sold for $195 million, which is the most expensive artwork ever sold by an American artist.

Warhol was born Andrew Warhola in Pittsburgh, Pennsylvania on August 6, 1928. He spent his early years in Pittsburgh, eventually culminating in him attending the Carnegie Institute of Technology, now Carnegie Mellon University, where he graduated with a Bachelor of Fine Arts in 1949. Shortly after graduating from the Carnegie Institute of Technology, he moved to New York City where he lived for most of the rest of his life.

While in New York City, Warhol became a prolific artist and his work began to be featured at art shows, galleries, and museums by the end of the 1950s. His artwork focused heavily on consumerism, and some of his most famous works depicted iconic American brands such as Coca-Cola and Campbell’s Soup. His fame continued to grow over time, and he eventually was commissioned to complete portraits of some of the most famous celebrities and politicians of his era, including John Lennon, Mick Jagger, Diana Ross, and even Elvis Presley.

Andy Warhol died on February 22, 1987 at the age of 58 in New York City. Since his death, his fame and popularity have continued to grow. The Andy Warhol Museum opened in Pittsburgh, Pennsylvania in 1994 and is the largest museum in North America dedicated to a single artist. More recently, Andy Warhol’s life was cataloged by a Netflix documentary entitled, The Andy Warhol Diaries, which premiered in 2022.

The Asset

Mick Jagger is a 43 ½” x 29” screenprint completed in 1975 by Andy Warhol on Arches Aquarelle paper. This artist proof is signed by the artist in pencil on the lower right and by the subject, Mick Jagger, in marker on the lower right. Both signatures on this print are exceptionally strong. This print is a unique limited edition and is not part of the original 250 edition. It is housed in a frame with white molding.

In 1975, Warhol created a Mick Jagger series which contained ten different poses of Mick Jagger. Each of Jagger’s poses was an edition of 250 plus 50 artist proofs. The catalog numbers from Feldman Schellmann are FS 138-147, with FS 140, 141, and 143 being the most popular. Our Jagger print is an FS 141.

Purchase Details

Freeport entered into a purchase option agreement to acquire this Mick Jagger print for $200,000 from the personal collection of Warhol collector “Baby” Jane Holzer, contingent upon a successful close of the offering. This piece was originally a gift to Bob Dennison from the artist and subject. It was then gifted to the personal collection of Ms. Holzer. The company reviewed a recent appraisal of the artwork by a certified member of the International Society of Appraisers (ISA) dated September 15, 2022. While Freeport believes in the accuracy of the appraisal, Freeport has not independently validated the appraised value.

Management of the Artwork

The artwork will be managed by Freeport Services, LLC as part of a Services agreement with Freeport Holdings Series, LLC. The company has not yet entered into an agreement for storage of the artworks, but intends to enter into a lease agreement with a reputable vault located in either New York City or Delaware. The Manager plans to maintain insurance coverage for the artwork against loss or damage of the artwork.

The Art Market

Freeport offers users exposure to the opportunities presented by both direct investment exposure in fine art and the greater fine art market. This market is composed of auction houses, advisors, dealers, galleries, museums, public institutions, and additional participants in the expanding network of fine art that Deloitte has valued at an estimated $1.7 trillion total.

In 2021, the art market experienced a resurgence of growth in the wake of COVID-19, with buyers returning to auction houses, galleries, and purchasing art online at unprecedented rates. According to “The Art Market 2022” report by UBS and Art Basel, the US art market experienced 33% sales growth in 2021 with a total of $28.0 billion worth of art sold.

In 2020, online art sales totaled $12.4 billion, more than doubling the previous year, with further growth of 7% to an estimated $13.3 billion projected in 2021 according to UBS. Consumers have demonstrated their growing interest in purchasing and interacting with fine art online since the global pandemic, shifting their habits toward a more shareable future.

In 2021, 56% of High Net Worth Collectors surveyed by UBS planned to purchase digital art in 2022, especially true among millennial collectors.

27

THE COMPANY’S BUSINESS

Overview

Freeport’s mission is to democratize ownership of incredibly rare art and other fine assets by providing two things to investors: direct financial exposure and membership in a digital collector’s community. Freeport fundamentally redefines the ownership experience for users via cutting edge digital technologies that increase the utility of the assets on our platform. At its core, Freeport envisions a world where more people get access to rare things – and the ability to engage with those things in compelling new ways.

History and Structure

Freeport Holdings Series, LLC is a series limited liability company formed on June 17, 2022, pursuant to Section 18-215 of the Delaware Limited Liability Company Act, or the LLC Act.

As a series limited liability company, title to our underlying assets will be held by, or for the benefit of, the applicable series of interests. We intend that each series of interests will own its own underlying assets, which will be collectible artworks. A new series of interests will be issued for each artwork to be acquired by us.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series. As such, the assets of a series include only the assets associated with that series and other related assets (e.g. cash reserves).

Members of our company

Members of our company include owners of shares of our company or shares of our series.

An investor who has purchased shares in one of our series in this offering will become a “Member” of our company (as defined in our operating agreement). No Member, in its capacity as a Member, will participate in the operation or management of the business of our company or any series, nor transact any business in our company or any series.

Manager of our company

As set forth in its operating agreement, Freeport Holdings Series, LLC is managed by its Manager, Freeport Services, LLC.

Manager

Freeport Services, LLC, a Delaware limited liability company formed in June 2022 and is the Manager of our company and each series. As our Manager, it has the full power and authority to do any and all things it determines to be necessary or appropriate to conduct the business of our company and each series, without the consent of our Members.

In the event of the resignation of our Manager, a replacement will be selected by the departing Manager.

Holders of shares in each series will only have the right to remove and replace the Manager, by a vote of two-thirds of the holders of all shares in each series, in the event our Managing Member is found to (1) have engaged in fraud, gross negligence, or willful misconduct, (2) the conviction of the applicable Manger of a felony, (3) a material violation by the applicable Manager of any applicable law that has a material adverse effect on the business of the company, or the bankruptcy or insolvency of the Manager.

Other Management Provisions

The operating agreement further provides that our Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such shares and factors as it desires, including its own shares, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our company, any series of shares or any of the interest holders and will not be subject to any different standards imposed by the operating agreement, the LLC Act or under any other law, rule or regulation or in equity. In addition, the operating agreement provides that our Manager will not have any duty (including any fiduciary duty) to our company, any series or any of the Members.

28

Series of our Company

Our Manager may, at any time and from time to time cause our company to establish in writing one or more series of the company. Each series will have its own Series Operating Agreement, and the terms and conditions for each series established will be set forth in the Series Operating Agreement.

In the event of a conflict between the terms and conditions of our Operating Agreement and a Series Operating Agreement, the terms and conditions of the Series Operating Agreement will control.

Each of the series of our company operates as if it were a separate limited liability company.

Affiliate Relationships

In addition to our Manager, other affiliates of the company will have important roles in the operations of the company. These include Freeport Curation, LLC as the Curator, and Freeport Technologies, LLC (“Technologies”) as the provider of platform and technology services to the company.

The Curator

The primary duty of the Curator is to research, source, and support the acquisition of collectible artwork that will become the assets of each series of the company. Further, the Curator will also be responsible for sourcing purchasers for the resale of assets after they have been held by the series. As compensation for these efforts, the Curator will receive a sourcing fee equal to 10% of the asset price paid out of the proceeds from the offering of securities by the series. The fee upon disposition of the asset will be 10% of the amount received for the sale of the asset in excess of the initial asset price and fees associated with the sale of the asset.

Our agreement with Freeport Curation, LLC is included as Exhibit 6.3 to the offering statement of which this Offering Circular is part.

Technologies

Freeport Technologies, LLC will provide platform and technology services to the company and each series. The services Technologies will provide includes support of the online website used by the company to communicate about each offering, investment processing, development of smart contracts, creation of experiential digital upgrades, and management of any online community for investors.

As compensation for its services, Freeport Technologies will receive a fee of 10% of the value of the asset (“Platform Fee”). We intend to collect the value of this fee as part of the proceeds of the offering but may defer payment of the fee until after one year from the completion of the primary offering.

Our agreement with Freeport Technologies, LLC is included as Exhibit 6.4 to the offering statement of which this Offering Circular is part.

Operating Expenses

The Manager will be responsible for operating expenses of the series, such as appraisal fees, research fees, storage fees, insurance fees, etc. As compensation for paying these fees, in addition to the management efforts of the Manager, the Manager will receive equity compensation equal to 1.5% of the outstanding value of shares of each series on an annual basis. We do not expect the series to have any ongoing operating expenses other than the Management Fee paid in equity to the Manager.

Offering and Formation Expenses

Fees associated with the offering and formation of each series will be the responsibility of each series and will be paid out of proceeds of the offering for each series.

29

Indemnification of our Managers

The operating agreement provides that none of our Managers, or the Managers of any series, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of our Managers (including the Managers of our series), members of the Advisory Board, nor persons acting at the request of our company in certain capacities with respect to other entities will be liable to our company, any series or any interest holders for any act or omission taken by them in connection with the business of our company or any series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each series will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving our company or such series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Asset Acquisition

Our company (through its series) plans to acquire underlying assets primarily through the following methods:

i.	Upfront purchase – our company acquires an underlying asset from an asset seller prior to the launch of an offering related to a series;

ii.	Purchase agreement – our company enters into an agreement with an asset seller to acquire an underlying asset, which may expire prior to the closing of the offering for the related series, in which case our company is obligated to acquire the underlying asset prior to the closing of that series’ offering; or

iii.	Purchase option agreement – our company enters into a purchase option agreement with an asset seller, which gives our company the right, but not the obligation, to acquire the underlying asset,

In the case where an underlying asset is acquired prior to the launch or closing of a series offering, as the case may be, the proceeds from the associated offering, net of any Offering Expenses or other Acquisition Expenses or Sourcing Fee, as applicable, will be used to reimburse our company for the acquisition of the underlying asset or repay any loans made to our company, plus applicable interest, to acquire such underlying asset.

Rather than pre-purchasing an underlying asset before the closing of an offering, our company may also negotiate with asset sellers for the exclusive right to market an underlying asset to investors for a period of time. The Company plans to achieve this by pre- negotiating a purchase price (or desired amount of liquidity) and entering into an asset purchase agreement or a purchase option agreement with an asset seller for an underlying asset, which would close as soon as routine business practices will allow after the closing of the offering of shares in the series associated with that underlying asset. Then, upon the closing of a successful offering, the asset seller would be compensated with a combination of cash proceeds from the offering and, if elected, equity ownership in the series associated with the underlying asset (as negotiated in the agreement for such underlying asset) and title to the underlying asset would be held by, or for the benefit of, the applicable series.

In some cases, an asset seller or the Manager may be issued shares in a series:

●	as part of total purchase consideration to the asset seller and/or Manager; or

●	repay an advance owed to the Manager (no interest will accrue on the advance owed to the Manager).

If our company enters into a purchase agreement or purchase option agreement with a seller, it is possible that the agreement will not close, even if sufficient funds are raised in an offering to fund the purchase. Funds from a series’ offering will be held in escrow and will be returned to investors without interest if the asset purchase agreement or purchase option agreement fails to close.

Additional details on the acquisition method for each underlying asset can be found in the “Series Offering Table” and in the “Use of Proceeds” section for each respective series.

30

Art Purchase Option Agreements

As of the date of this offering circular, the company has entered into the following purchase option agreements:

●	On December 13, 2022, Freeport Holdings Series, LLC entered into an Art Purchase Option Agreement for the Series Warhol AWMICKEY Asset. To complete the acquisition, the Series will provide consideration of $700,000. Upon closing, the seller will provide the Series with a Bill of Sale for the artwork documenting the transfer of ownership. The Art Purchase Option Agreement will expire in nine months if the Series is not able to raise the full amount of its offering.

●	On December 13, 2022, Freeport Holdings Series, LLC entered into an Art Purchase Option Agreement for the Series Warhol AWMARILYN Asset. To complete the acquisition, the Series will provide consideration of $475,000. Upon closing, the seller will provide the Series with a Bill of Sale for the artwork documenting the transfer of ownership. The Art Purchase Option Agreement will expire in nine months if the Series is not able to raise the full amount of its offering.

●	On December 13, 2022, Freeport Holdings Series, LLC entered into an Art Purchase Option Agreement for the Series Warhol AWDEAN Asset. To complete the acquisition, the Series will provide consideration of $175,000. Upon closing, the seller will provide the Series with a Bill of Sale for the artwork documenting the transfer of ownership. The Art Purchase Option Agreement will expire in nine months if the Series is not able to raise the full amount of its offering.

●	On December 13, 2022, Freeport Holdings Series, LLC entered into an Art Purchase Option Agreement for the Series Warhol AWJAGGER Asset. To complete the acquisition, the Series will provide consideration of $200,000. Upon closing, the seller will provide the Series with a Bill of Sale for the artwork documenting the transfer of ownership. The Art Purchase Option Agreement will expire in nine months if the Series is not able to raise the full amount of its offering.

●	On December 13, 2022, Freeport Holdings Series, LLC entered into an Art Purchase Option Agreement for the Andy Warhol Shoes print. To complete the acquisition, the Series will provide consideration of $300,000. Upon closing, the seller will provide the Series with a Bill of Sale for the artwork documenting the transfer of ownership. The Art Purchase Option Agreement will expire in nine months if the Series is not able to raise the full amount of its offering. The Andy Warhol Shoes print is not currently being offered as a Series Asset.

The form of each Purchase Option Agreement is included as Exhibit 6.1 to our Offering Statement, of which this Offering Circular is part.

Asset Liquidity

The amount of time that a series will hold and manage all its assets will vary depending on the type of assets being acquired by the series. Liquidity for investors would be obtained through distributions to investors as well as by transferring their shares in a series.

It is the company’s intention to have its securities quoted on an ATS. Currently, no trading market exists and there are no assurances that any will develop.

While the company will seek to cause a Monetization Event, including but not limited to the following: (i) a final sale or (ii) exit of disposition of the assets as designated by each series respectively, there is no guarantee that such Monetization Event will be achieved. However, if a Monetization Event occurs, each member or record holder will receive its allocable share of the final sale proceeds (net of the Management Fee and other expenses) from the sale in a manner as described under “Securities Being Offered—Liquidation Rights” below,

31

Allocations of Expenses

The Managing Member will be responsible for Operating Expenses and any indemnification payments. We do not expect the series to have any expenses other than the Management Fee paid to the Managing Member.

Tax Matters

Our company intends to elect for each series of shares in the company to be taxed as a “C” corporation under Subchapter C of the Internal Revenue Code of 1986, as amended, and expects that each series will be treated as a corporation for all federal and state tax purposes. Thus, each series of shares will be taxed at regular corporate rates on its income, including any gain from the sale or exchange of the assets that will be held by each series, before making any distributions to shareholders.

Collectible Artwork Market

Overview

Freeport offers users exposure to the opportunities presented by both direct investment exposure in fine art and the greater fine art market. This market is composed of auction houses, advisors, dealers, galleries, museums, public institutions, and additional participants in the expanding network of fine art that Deloitte has valued at an estimated $1.7 trillion total. As global wealth continues to climb, so does investment and interest in the fine art and collectibles market. Traditionally, unaccredited investors have been unable to take advantage of the opportunities that are available in the blue chip fine-art market, although recent increases in consumers’ interest in digital art has allowed for more investment opportunities in fine art and collectibles.

Global markets have shifted tastes towards asset diversification following market volatilities seen since the beginning of COVID-19. According to Deloitte, 67% of wealth managers expect increased transparency and regulation in the art market.

Industry Overview and Market Opportunity

In 2021, the art market experienced a resurgence of growth in the wake of COVID-19, with buyers returning to auction houses, galleries, and purchasing art online at unprecedented rates. According to The Art Market 2022 report by UBS and Art Basel, the US art market experienced 33% sales growth in 2021 with a total of $28.0 billion worth of total art sold.

According to Arts Economics (2022), 88% of high net-worth collectors purchased fine art in 2021, 80% purchased decorative art, and 52% purchased other collectibles. Despite this, the report demonstrates that 54% of art purchased by high net worth (HNW) collectors is sold for above $100,000. While this art is often inaccessible to consumers due to high pricing, HNW investors can take advantage of the investment opportunities that exist in the growing art market and more often than not choose to do so. According to Deloitte, $1.48 trillion out of $1.7 trillion of the fine art market could be contributed to ultra-high net worth individuals in 2020. This data suggests that 87% of the value of all fine art and collectibles are owned only by a select few.

According to UBS and Art Basel, 35% of art dealers sold to new buyers online, and 57% and 32% in 2019 and 2020 respectively. Additionally, 56% of surveyed HNW collectors planned to purchase digital art in 2022. Many of these opportunities come in the form of new art mediums and digital technologies that seek to transform the nature of the way humans share art.

The Future of the Collectible Artwork Market

Over the past several years, the art market has become increasingly digital and fractionalized. While Freeport Holdings Series, LLC is not offering investment in Non-Fungible Tokens (NFTs), we believe that the growth in popularity of NFTs proves that demand exists for digital art, especially in spaces where communities develop around the artwork. In 2021, NFTs became recognized by major auction houses as forms of legitimate digital art; Sotheby’s and Christie’s sold $230 million in NFTs in 2021 according to Deloitte and Art Basel. Outside of major auction houses, NFTs have become recognized as digital art by many consumers, who purchased $4.6 million of NFTs in 2019 and grew to $11.1 billion in 2021 according to data from NonFungible.com and Arts Economics. The art NFT market saw high liquidity in 2021, with the time between purchase and resale for art NFTs averaging at just 33 days. After the sale of Beeple’s Everydays: The First 5000 Days for $69.3 million in March 2021, serious collectors have continued to explore NFTs as a medium of fine art.

32

According to UBS and Art Basel, there were 130,696 buyers of art NFTs and 84,182 sellers of art NFTs in 2021 who transacted $2.57 billion worth of art NFTs. Consumers have demonstrated their clear interest in the purchase of digital fine art. By harvesting the power of technology, many new digital-art collectors can now interact with their art in new ways including through the emergence of online communities surrounding digital art projects across the globe. These communities, comprising anywhere from two people to two million, communicate via digital platforms such as Twitter, Discord, and Telegram. Community members and dealers alike prefer the ability to share their art online, who according to Arts Economics (2022) plan to utilize strategies such as social media, digital art fairs, and online exhibition tools to continue to engage with participants in the fine art market in new and innovative ways.

Investors in the art market have also experienced an emerging trend of fractionalization of high value artwork, among other alternative assets, through the advancement of technology and policy. Companies that have distinguished themselves in this emerging space include Masterworks, Otis, Pacaso, and Rally Rd. who offer unaccredited investors access to investments in fine art, collectibles, real estate, and classic cars respectively. Through Regulation A offerings, these firms have been able to expand the possibilities of legal, securitized investments in asset classes previously only available to high net worth individuals. According to publicly available data from Masterworks, the company has acquired approximately $500 million worth of fine art and onboarded over 400,000 users. As of September 2022, Masterworks launches a new offering to investors on average every six days. The rapid demand for fine art on Masterworks’ platform as well as other collectibles on Rally Rd. demonstrates consumers’ demand for fractionalized exposure to important cultural artifacts.

Member Liquidity Access Benefit

As a benefit available to investors, we intend to allow each, as a Member of the series limited liability company into which they have invested, to borrow funds from the series out of any deferred fees paid by that particular series to Freeport Technologies for up to one year after the close of this offering. Upon request for liquidity from the series, our Manager will determine the access fee and payback period.

Each liquidity request by a Member will require the Member to lock shares in the series as collateral. If the liquidity is not repaid at or before the due date, then shares will remain locked and unable to trade until the liquidity is repaid. If liquidity still has not been repaid and a share liquidation event takes place due to the sale of physical artwork, an amount equaling the value of the liquidity owed to the pool may be forfeited to the series and will be deducted from any return of capital or profits owed to the Member at time of share liquidation, if any. Any Member that may partake in this program will not be held personally liable for any funds borrowed. Full terms of use and details of the program will live on www.freeport.app. Access to liquidity may be offered by a partner financial entity in the future.

Experiential Passes

Freeport Technologies plans to offer a limited number of experiential passes to potential investors of Freeport Holdings Series, LLC affiliated series. These Freeport passes will be sold as unique digital certificates, with varying designs and degrees of rarity.

Holders of Freeport passes may from time to time be offered different digital experiences, such as custom frames for displaying assets, unique gallery views, access to community discussion channels, and first notice to offerings on the platform, but no such notice is guaranteed.

Freeport passes do not represent or guarantee:

-       An ownership interest in any Freeport Holdings Series, LLC affiliated series

-       An ownership interest in any of Freeport’s underlying assets

-       A right to any distributions of any kind made by Freeport

-       A right to participate in future offerings issued by Freeport

Employees

Currently, the company does not have any employees.

Intellectual Property

The company does not own any patents, copyrights or trademarks.

Litigation

Neither the company nor its executive officers are not currently a party to any legal proceedings.

Government Regulation

The company’s operations are not subject to specific government regulations.

33

THE COMPANY’S PROPERTY

We do not own or lease any real estate, office space or significant tangible assets.

34

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Emerging Growth Company

Upon the completion of our initial offering, we may elect to become a public reporting company under the Exchange Act. We will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three year period.

Operating Results

Revenues will be generated at the series level. As of December 31, 2022, we had not generated any revenues. No series has commenced any offerings of its series interests, and therefore has not generated any proceeds from such offerings, nor have they generated any revenues from disposition of underlying assets. The company does not expect any series to generate any revenues from such activities until the initial disposition of an acquired asset, anticipated to be three to seven years after acquisition

Liquidity and Capital Resources

As of December 31, 2022, our company had $0 in cash on hand. The company recorded prepaid expenses of $67,106 as of year-end. The company, through each series will have minimal operating expenses, and believes that we will have sufficient funding from the proceeds raised in each series offering to implement the plan of operations. Our operations have to date been financed by our parent entity, Abstract Ventures. There is no expectation of reimbursement for amounts paid by Abstract Ventures except for the amounts raised under “Other Offering Expenses” identified in the use of proceeds for each series.

35

Plan of Operations

No series of our company has commenced operations, is capitalized or has any assets. We intend for each series to start operations at the time of the closing of each applicable offering.

All assets and liabilities related to each underlying asset that have been incurred to date and will be incurred until the closing of each offering are the responsibility of our company or our Manager and responsibility for any assets or liabilities related to each underlying asset will not transfer to the applicable series until such time as a closing has occurred.

Each series intends to generate revenues, if at all, as described in the “The Company’s Business” section of this Offering Circular based on the nature of the assets. For instance, we anticipate that, in the future, a series that invests in assets that are revenue generating may generate enough revenues to distribute dividends to shareholders within twelve months from commencing its operations. However, we do not anticipate that any of our current series will generate revenue until a liquidation or sale of some of its underlying assets. See “The Company’s Business—Operating Expenses” for additional information regarding the payment of Operating Expenses.

We believe that the proceeds from the offerings will satisfy our cash requirements for the next six months to implement the foregoing plan of operations.

36

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Manager

Our company operates under the direction of Freeport Services, LLC, our Manager. In addition, other affiliated service providers, such as Freeport Curation, LLC, the Curator, and Freeport Technologies, LLC, provide services to the company. Each of these entities is wholly owned by Abstract Ventures.

Directors, Executive Officers and Key Employees of Abstract Ventures.

The following table sets forth the name and position of each of the current executive officers and directors of Abstract Ventures, the sole member of our Manager.

Name	Position	Age	Term of Office (Beginning)	Approximate hours per week for part-time employees
Executive Officers
Colin Johnson	CEO	35	December 2021	Full-time
Jeffrey Kaplan	COO	36	March 2022	Full-time
David Lumley	CTO	34	June 2022	Full-time

Directors
Colin Johnson		35	December 2021
Scot McClintic		35	September 2022
Kathryn Carpenter		35	September 2022

Colin Johnson, CEO and Director

Colin Johnson is a marketing & fintech veteran, having worked at Apple in the Bay Area for nearly 5 years on the Apple Pay marketing team as a Manager (2017-2021). While there he owned marketing relationships with all of the major North American banks as well as product marketing for Apple Cash. Before Apple, he worked at American Express (2014-2017) as a Senior Manager of Partner Marketing, working on the digital partnerships and development team to bring technology and finance more in line. He is a graduate of Princeton University where he studied English & Environmental studies and was born and raised in Trenton, New Jersey.

Jeffrey Kaplan, COO

Jeffrey (Jeff) Kaplan has spent most of his 15-year career in strategic and financial development. Most recently from 2019 to 2022, Jeff served as the Vice President of Finance and Strategy for Penn Interactive (PI), the interactive gaming arm of Penn Entertainment (formerly Penn National Gaming). During his time at PI, Jeff oversaw consistent revenue growth and was instrumental in developing the integrated media strategy which the company is now deploying. Prior to his time at PI, Jeff spent nearly 4 years (2015-2019) at Comcast/NBCUniversal on the Strategic Development team building new, adjacent growth businesses for the company. Jeff is a graduate of the University of Pittsburgh where he received a Bachelor of Science in Business Administration and received a certificate in Leadership and Ethics.

David Lumley, CTO

David has spent the last 5 years as a Principal Engineer at Clearbit. During this time he built products, led teams, and worked directly with the CTO and executive team to ensure Clearbit’s architecture is scalable, secure, and compliant (both SOC2 and GDPR/CCPA). His background is in product development, and he has degrees in IT (majoring in Software Engineering) and MultiMedia (majoring in Interactive Entertainment) from Griffith University, Australia.

Scot McClintic, Director

Scot has a variety of experience spanning multiple industries, including gaming, media and entertainment, private equity, and renewable energy. Since 2021, Scot has served as the Chief Product Officer for Fanatics Betting and Gaming, the interactive gaming arm of Fanatics. Prior to Fanatics, Scot spent 1 year at PaySafe as their SVP, iGaming Product & Strategy, helping the company launch new products. From 2019-2020, Scot was the VP, and Head of Barstool Sportsbook & Casino for Penn Entertainment (formerly Penn National Gaming). From 2018-2019, Scot served as the Principal responsible for Strategic Development and M&A at Comcast Corporation, where he helped the company enter new growth businesses. Scot holds a Master of Business Administration from the Fuqua School of Business at Duke University and received his Bachelor of Science in Economics from The College of New Jersey.

Kathryn Carpenter, Director

Kathryn Carpenter is a clean energy professional with a focus on finance and new ventures. Kathryn most recently founded Cecilia Energy, a clean tech startup seeking to unlock the potential of hydrogen as a clean energy fuel, where she has worked since 2021. Prior to Cecilia Energy, Kathryn served as a Partner with Sidewalk Infrastructure Partners, where she focused on urban infrastructure projects. From 2011-2021, Kathryn worked for Capital Dynamics, holding the title of Director in her latest post. At Capital Dynamics, Kathryn was responsible for the evaluation, investment, and operations of clean energy infrastructure projects. Kathryn graduated from the University of Florida with a Bachelor’s degree in Finance.

37

MANAGEMENT COMPENSATION

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by our company. All compensated individuals reside within Abstract Ventures, which benefits from payments received from its wholly owned subsidiaries, Freeport Services, LLC, Freeport Curation, LLC, and Freeport Technologies, LLC. The identified fees below may be waived at the option of the compensated entity.

The following table sets forth the form of compensation and the recipient of such compensation together with the determination of the amount and the estimated amount.

Offering Stage	Form of Compensation and Expense Reimbursement	Determination of Amount	Compensated Entity
Asset Acquisition	Sourcing Fee	10% of the acquisition price of the collectible asset	Freeport Curation, LLC

Offering of Securities	Platform Fee	10% of the acquisition price of the collectible asset	Freeport Technologies, LLC

Operation of the Series	Management Fee	1.5% of the outstanding value of the securities of the series, determined and paid on an annual basis in the form of equity of the series.	Freeport Services, LLC

Asset Disposition	Disposition Fee	10% of the asset sale price reduced by the initial acquisition price and expenses associated with the sale of the asset	Freeport Curation, LLC

Our Manager will also receive its pro rata distribution based on the percent equity of the series it owns at the time of the asset disposition and winding up of a series.

38

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Upon designation of each series, the Manager was granted a share in each series and became the initial member holding 100% of the then-outstanding shares of each series. During the operations of each series, our Manager will receive shares as payment of the Management Fee.

At the closing of each offering, our Manager or its affiliates may purchase shares sold in each offering for the same price as all other investors. Our Manager may sell its shares from time to time after the closing of each offering in its sole discretion. Any future sales would be based upon our Manager’s potential need for capital, market prices of the shares at the time of a proposed sale and other factors that a reasonable investor might consider in connection with the sale of securities similar to the shares.

As of the date of this Offering Circular, the Manager owns the following securities:

Title of Class	Number of Shares Owned	Number of Shares Acquirable(1)	Percent of Outstanding Interests Owned	Percent of Outstanding Interests Acquirable (1)
Series Warhol AWMICKEY Interests	1	2502	100%	20%
Series Warhol AWMARILYN Interests	1	2502	100%	20%
Series Warhol AWDEAN Interests	1	2502	100%	20%
Series Warhol AWJAGGER Interests	1	2502	100%	20%
Series Warhol AWSHOES Interests	1	2502	100%	20%

(1)	Based upon issuance of interests for the Management Fee over a 15 year period.

39

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The following includes a summary of transactions since our inception, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Agreement with Manager

On November 22, 2022, the company entered into a services agreement with Freeport Services LLC to act as Manager to the company and each series. Under the terms of the agreement, the Manager is responsible for all day-to-day operations of each series. As compensation, the Manager will receive equity in each series equal to 1.5% of the outstanding equity in each series on an annual basis. The agreement is provided as Exhibit 6.2 to our Offering Statement, of which this Offering Circular is part.

Agreement with Curator

On November 22, 2022, the company entered into a services agreement with Freeport Curation LLC to act as Curator to the company and each series. Under the terms of the agreement, the Curator is responsible for sourcing the assets that may be acquired by a series, and sourcing purchasers for the art from the series. As compensation, the Curator will receive a procurement charge of 10% of the price of the specific art asset, and disposition charge of 10% of the profits when the art asset is sold to a third-party. The agreement is provided as Exhibit 6.3 to our Offering Statement, of which this Offering Circular is part.

Agreement with Technologies

On November 22, 2022, the company entered into a services agreement with Freeport Technologies LLC to act as technology service provider to the company and each series. Under the terms of the agreement, Technologies is responsible for software services related to the offer and sale of securities by each series, and development and execution of digital experiences for investors. As compensation, Technologies will receive a platform charge of 10% of the price of the specific art asset, payment of which may be deferred by one year. The agreement is provided as Exhibit 6.4 to our Offering Statement, of which this Offering Circular is part.

40

SECURITIES BEING OFFERED

The following is a summary of the principal terms of, and is qualified by reference to, the operating agreement, of form of which attached hereto as Exhibit 2.2, and the subscription agreements, a form of which is attached hereto as Exhibit 4.1, relating to the purchase of the shares offered hereby. The operating agreement will be executed prior to qualification. Capitalized terms used in this summary that are not defined shall have the meanings ascribed thereto in the operating agreement.

Description of Shares

Our company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of the shares offered hereby is an investment only in the particular series and not an investment in our company as a whole. In accordance with the LLC Act, any series of shares established by our company will be a separate series of limited liability company shares of our company and not in a separate legal entity. We have not issued, and will not issue, any class of shares entitled to any preemptive, preferential or other rights that are not otherwise available to the holders purchasing shares in connection with the offerings.

Title to the underlying assets will be held by, or for the benefit of, the applicable series. We intend that each series will own its own underlying assets, which will be collectible artwork. An investor who invests in an offering will not have any indirect interest in any asset other than the underlying assets related to the applicable series unless the investor also participates in a separate offering associated with that other underlying asset.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and if the records maintained for any such series account for the assets associated with such series separately from the assets of the limited liability company, or any other series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable only against the assets of such series and not against the assets of the limited liability company generally or any other series. Accordingly, our company expects our Manager to maintain separate, distinct records for each series and its associated assets and liabilities. As such, the assets of a series include only the artwork associated with that series and other related assets (e.g., cash reserves). As noted in the “Risk Factors” section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one series should be applied to meet the liabilities of the other series or the liabilities of our company generally where the assets of such other series or of our company generally are insufficient to meet our company’s liabilities.

Section 18-215 of the LLC Act provides that a series established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security shares, and sue and be sued. We intend for each series to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular series and title to the relevant underlying assets will be held by, or for the benefit of, the relevant series.

All of the shares offered by this Offering Circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the shares, as determined by our Managing Member, the holders of the shares will not be liable to our company to make any additional capital contributions (except for the return of distributions under certain circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of the shares offered hereby have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any shares and no preferential rights to distributions.

Each series will use the proceeds of its offerings to pay certain fees and expenses related to the acquisition of the asset and services for the offering. We intend to use a portion of the proceeds from the closing of each offering to acquire the underlying asset for a series. We will only conduct a closing of each series offering when raising the full amount of funding being sought to acquire the underlying asset and pay the fees and expenses.

41

An investor in each offering will acquire an ownership interest only in the applicable series and not, for the avoidance of doubt, in (i) our company, (ii) any other series of shares, (iii) our Manager or the Curator, or (iv) any underlying asset owned by any series. Although our shares will not immediately be listed on a stock exchange and a liquid market in our shares cannot be guaranteed, we intend to have our securities quoted on an ATS. Currently, no trading market exists and there are no assurances that any will develop.

Explanatory Note Regarding Tokens

As noted above in this offering circular, we intend for the shares to be represented by tokens. The tokens themselves do not create new rights, or include any other rights beyond those provided by ownership of the shares.

The tokens issued as part of the sale and distribution of our shares will be recorded on a blockchain digital ledger. Currently, blockchain allows for the share ownership to be represented in a visual format that may enhance the ownership experience. While we may not be able to create additional functionality, as future use cases become available, we will inform investors through the contact information provided with their subscription for the shares.

No Redemption Provisions

No series of our shares are redeemable, except as necessary in order to avoid the assets of our company being deemed “plan assets” under ERISA.

No Registration Rights

There are no registration rights in respect of any series of our shares.

Limited Voting Rights

Our Manager is not required to hold an annual meeting of Members. The Series Operating Agreement provides that meetings of interest holders may be called by our Manager. The Manager is not required to request the votes of Members except for when Members are requested to vote for removal of the Manager for cause, with cause being defined as: (1) have engaged in fraud, gross negligence, or willful misconduct, (2) the conviction of the applicable Manger of a felony, (3) a material violation by the applicable Manager of any applicable law that has a material adverse effect on the business of the company, or the bankruptcy or insolvency of the Manager.

When entitled to vote on a matter, each Member will be entitled to one vote per share held by it on all matters submitted to a vote of the Members of an applicable series or of the Members of all series of our company, as applicable. The removal of our Manager for cause must be approved by two-thirds of the votes that may be cast by all Members in any series of our company. All other matters to be voted on by the Members must be approved by a majority of the votes cast by all Members in any series of our company present in person or represented by proxy.

Liquidation Rights

The Series Operating Agreement provides that each series shall remain in existence until a final distribution of the assets of the series to Members, or an entry of a decree of judicial dissolution of our company.

In connection with the liquidation of a series as part of a final distribution of assets, whether as a result of the dissolution of our company or the termination of such series, all property and distributable cash in excess of that required to discharge liabilities that are contingent, conditional or unmatured, shall be distributed as follows:

●	First, payment of accrued and unpaid fees, costs, and liabilities, applicable taxes, and any costs related to the transfer or disposition of the asset, which, for the avoidance of doubt, includes the Disposition Fee; and

●	Second, to the Members pro rata based on the percent ownership of the series (which, for the avoidance of doubt, will include the Manager as they will have received shares for its management);

Transfer Restrictions

Each series of our shares are subject to restrictions on transferability. A holder of shares may not transfer, assign or pledge its shares without the consent of our Manager. Our Manager may withhold consent in its sole discretion. If our shares become tradable via an ATS, this transfer restriction will no longer apply.

Additionally, any transferees will be required to agree to adhere to the terms of the Operating Agreement and applicable Series Operating Agreement.

42

Agreement to be Bound by the Operating Agreement; Power of Attorney

By purchasing shares, the investor will be admitted as a Member of our company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement and applicable Series Operating Agreement. Pursuant to the operating agreement, each Member grants to our Manager a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our Manager ember the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement and applicable Series Operating Agreement.

Waiver of Right to Trial by Jury

Our subscription agreement that investors will execute when investing a series of our company also provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement. This jury trial waiver also applies to claims arising under federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether such waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. Meaning that if either jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. Furthermore, no condition, stipulation or provision of either agreement serves as a waiver by any holder of our shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

43

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the offering statement of which this Offering Circular forms a part, to include the company’s recent financial statements.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

44

CONSOLIDATED FINANCIAL STATEMENTS

FREEPORT HOLDINGS SERIES LLC AND SUBSIDIARIES as of
December 31, 2022

F-1

FREEPORT HOLDINGS SERIES LLC AND SUBSIDIARIES

F-2

INDEPENDENT AUDITORS’ REPORT

Independent Auditor’s Report

To the Member of

Freeport Holdings Series LLC

Opinion

We have audited the consolidated financial statements of Freeport Holdings Series LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2022, and the related consolidated statements of operations, changes in member’s equity, and cash flows for the period from June 17, 2022 to December 31, 2022 and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Freeport Holdings Series LLC and its subsidiaries as of December 31, 2022, and the results of their operations and their cash flows for the period from June 17, 2022 to December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Freeport Holdings Series LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a limited operating history and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

F-3

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Freeport Holdings Series LLC’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Freeport Holdings Series LLC’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Freeport Holdings Series LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ Turner, Stone & Company, L.L.P.

Dallas, Texas

April 10, 2023

F-4

FREEPORT HOLDINGS SERIES LLC

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022

	Freeport Holdings Series LLC	AWMARILYN	AWMICKEY	AWJAGGER
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-
Prepaid Expenses, net	67,106	-	-	-
TOTAL CURRENT ASSETS	67,106	-	-	-

LONG TERM ASSETS
Investment in Subsidiaries	4,920	-	-	-
TOTAL LONG TERM ASSETS	4,920	-	-	-

TOTAL ASSETS	$72,026	$-	$-	$-

LIABILITIES AND MEMBER’S EQUITY
LIABILITIES
Due to Manager	-	-	-	-
TOTAL LIABILITIES	-	-	-	-

MEMBER’S EQUITY
Member’s Equity	72,026	-	-	-
TOTAL MEMBER’S EQUITY	72,026	-	-	-

TOTAL LIABILITIES AND MEMBER’S EQUITY	$72,026	$-	$-	$-

F-5

FREEPORT HOLDINGS SERIES LLC

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022

	AWDEAN	AWSHOES	Eliminations	Total Consolidated
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$-	$-	$-	$-
Prepaid Expenses, net	-	-	-	67,106
TOTAL CURRENT ASSETS	-	-	-	67,106

LONG TERM ASSETS
Investment in Subsidiaries	-	-	(4,920)	-
TOTAL LONG TERM ASSETS	-	-	(4,920)	-

TOTAL ASSETS	$-	$-	$(4,920)	$67,106

LIABILITIES AND MEMBER’S EQUITY
LIABILITIES
Due to Manager	-	-	-	-
TOTAL LIABILITIES	-	-	-	-

MEMBER’S EQUITY
Member’s Equity	-	-	(4,920)	67,106
TOTAL MEMBER’S EQUITY	-	-	(4,920)	67,106

TOTAL LIABILITIES AND MEMBER’S EQUITY	$-	$-	$(4,920)	$67,106

See accompanying notes to the Consolidated Financial Statements.

F-6

FREEPORT HOLDINGS SERIES LLC

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIOD JUNE 17, 2022 TO DECEMBER 31, 2022

	Freeport Holdings Series LLC	AWMARILYN	AWMICKEY	AWJAGGER
Operating Expense
General and Administrative	25,838	984	984	984
Total Operating Expenses	25,838	984	984	984
Loss from Operations	(25,838)	(984)	(984)	(984)

Net Income/(Loss)	$(25,838)	$(984)	$(984)	$(984)

FREEPORT HOLDINGS SERIES LLC

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIOD JUNE 17, 2022 TO DECEMBER 31, 2022

	AWDEAN	AWSHOES	Eliminations	Total Consolidated
Operating Expense
General and Administrative	984	984	-	30,758
Total Operating Expenses	984	984	-	30,758
Loss from Operations	(984)	(984)	-	(30,758)

Net Income/(Loss)	$(984)	$(984)	$-	$(30,758)

See accompanying notes to the Consolidated Financial Statements.

F-7

FREEPORT HOLDINGS SERIES LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY FOR THE FOR THE PERIOD JUNE 17, 2022 TO

DECEMBER 31, 2022

	Freeport Holdings Series LLC	AWMARILYN	AWMICKEY	AWJAGGER
Balance as of June 1, 2022	$-	$-	$-	$-
Costs Incurred by Related Party	97,864	984	984	984
Net Income/(Loss)	(25,838)	(984)	(984)	(984)
Balance as of December 31, 2022	$72,026	$-	$-	$-

FREEPORT HOLDINGS SERIES LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY FOR THE FOR THE PERIOD JUNE 17, 2022 TO

DECEMBER 31, 2022

	AWDEAN	AWSHOES	Eliminations	Total Consolidated
Balance as of June 1, 2022	$-	$-	$-	$-
Costs Incurred by Related Party	984	984	(4,920)	97,864
Net Income/(Loss)	(984)	(984)	-	(30,758)
Balance as of December 31, 2022	$-	$-	$(4,920)	$67,106

See accompanying notes to the Consolidated Financial Statements.

F-8

FREEPORT HOLDINGS SERIES LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD JUNE 17, 2022 TO DECEMBER 31, 2022

	Freeport Holdings Series LLC	AWMARILYN	AWMICKEY	AWJAGGER
Cash Flows from Operating Activities:
Net Income/(Loss) for the Period	$(25,838)	$(984)	$(984)	$(984)
Expenses Funded by Abstract Ventures, Inc.	17,944	984	984	984
Adjustments to reconcile Net Income/(Loss) to Net Cash Used in Operating Activities	-	-	-	-
Decrease in Prepaid Expenses	7,894	-	-	-
Net Cash Flows from Operating Activities	-	-	-	-

Cash Flows from Investing Activities:
Proceeds from Sale of Art and Other Physical Assets	-	-	-	-
Purchase of Art and Other Physical Assets	-	-	-	-
Net Cash Flows from Investing Activities	-	-	-	-

Cash Flows from Financing Activities:
Net Proceeds From/(Repayment) to Manager	-	-	-	-
Capital Contributions	-	-	-	-
Membership Contributions	-	-	-	-
Distributions	-	-	-	-
Net Cash Flows from Financing Activities	-	-	-	-

Cash at Beginning of Period	-	-	-	-
Net Increase (Decrease) in Cash	-	-	-	-
Cash at End of Period	$-	$-	$-	$-

Unamortized Prepaid Expenses Funded by Abstract Ventures, Inc. at December 31, 2022	$67,106	$-	$-	$-

F-9

FREEPORT HOLDINGS SERIES LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD JUNE 17, 2022 TO DECEMBER 31, 2022

	AWDEAN		AWSHOES	Eliminations	Total Consolidated
Cash Flows from Operating Activities:
Net Income/(Loss) for the Period		$(984)	$(984)	$-	$(30,758)
Expenses Funded by Related Party		984	984	-	22,864
Adjustments to reconcile Net Income/(Loss) to Net Cash Used in Operating Activities		-	-	-	-
Decrease in Prepaid Expenses			-	-	7,894
Net Cash Flows from Operating Activities		-	-	-	-

Cash Flows from Investing Activities:
Proceeds from Sale of Art and Other Physical Assets		-	-	-	-
Purchase of Art and Other Physical Assets		-	-	-	-
Net Cash Flows from Investing Activities		-	-	-	-

Cash Flows from Financing Activities:
Net Proceeds From/(Repayment) to Manager		-	-	-	-
Capital Contributions		-	-	-	-
Membership Contributions		-	-	-	-
Distributions		-	-	-	-
Net Cash Flows from Financing Activities		-	-	-	-

Cash at Beginning of Period		-	-	-	-
Net Increase (Decrease) in Cash		-	-	-	-
Cash at End of Period		$-	$-	$-	$-

Unamortized Prepaid Expenses Funded by Related Party at December 31, 2022	$		$-	$-	$67,106

See accompanying notes to the Consolidated Financial Statements .

F-10

FREEPORT HOLDINGS SERIES LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Basis of Presentation

Freeport Holdings Series LLC (the Company) was organized under the laws of the State of Delaware on June 17, 2022 with the principal business objective of supporting the launch of Series LLCs that will issue securities on the Freeport platform. The LLC has perpetual life.

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America (GAAP) and have been consistently applied in the preparation of the consolidated financial statements.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with GAAP, which contemplate continuation of the Company as a going concern, which is dependent upon the Company’s ability to obtain sufficient financing or establish itself as a profitable business. From inception to December 31, 2022, the Company had minimal operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with respect to operations include raising additional capital through sales of equity or debt securities as may be necessary to pursue such business plans and sustain operations. However, there can be no assurance that management will be successful in obtaining additional funding or in attaining profitable operations. The consolidated financial statements do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

Note 2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements for the initial period ended December 31, 2022, include the accounts of the Company, and its wholly-owned subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. The Company’s consolidated financial statements include several wholly-owned limited liability companies for whom the Company is the sole member. The only activity of these LLCs during the initial period ended December 31, 2022 was the forming of the LLC and incurrence of related organization costs and professional fees, which have been recognized as expenses in the consolidated financial statements. Abstract Ventures, Inc., the sole member of the Company, funded these expenses in the amount of $4,920.

Freeport Holdings Series LLC – Subsidiary LLCs
Entity Name	Formation Date	State of Formation	Fiscal Year End
Freeport Holdings Series LLC Warhol AWSHOES	November 29, 2022	Delaware	12/31/22
Freeport Holdings Series LLC Warhol AWDEAN	November 29, 2022	Delaware	12/31/22
Freeport Holdings Series LLC Warhol AWMARILYN	November 29, 2022	Delaware	12/31/22
Freeport Holdings Series LLC Warhol AWMICKEY	November 29, 2022	Delaware	12/31/22
Freeport Holdings Series LLC Warhol AWJAGGER	November 29, 2022	Delaware	12/31/22

Any ownership interest held in the subsidiary LLCs by Freeport Holdings Series LLC or affiliates does not enjoy voting rights. Non-affiliated ownership interests, which would begin existing once the artwork is syndicated, in the subsidiary LLCs enjoy voting rights in the respective subsidiary LLCs.

F-11

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents. There were no cash or cash equivalents as of December 31, 2022.

Fair Value of Financial Instruments

The carrying amount reported in the accompanying balance sheet for prepaid expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company does not utilize derivative instruments.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company or its subsidiaries that are organized as limited liability companies have been provided for in the accompanying consolidated financial statements. Any uncertain tax position taken by the member is not an uncertain position of the Company.

F-12

Recently Issued Accounting Standards

There were recently issued accounting standard updates most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on our statements of financial position, results of operations or cash flows.

Note 3. Related Party Transactions

The Company’s startup expenses, totaling approximately $3,000, were funded by its sole member, Abstract Ventures, Inc., which paid for the organizational costs as well as legal fees thereon. All of the costs reflected on these consolidated financial statements – for both Freeport Holdings Series LLC and its five wholly-owned subsidiaries – were funded by Abstract Ventures, Inc. during the initial period ended December 31, 2022.

On December 13, 2022, the Company executed two art purchase option agreements with related parties. The parties are related via minority, non-controlling ownership in Abstract Ventures, Inc. These agreements call for the related parties to deliver artwork to the Company at an agreed-upon price. The artwork will be transferred to the subsidiary LLCs mentioned earlier, whose ultimate use will be to syndicate equity ownership via tokenized securities representing ownership interest in one of the subsidiary LLCs corresponding to that artwork’s offering.

The first agreement calls for two pieces of art to be delivered with aggregate purchase price agreed upon of $1 million. The second agreement calls for three pieces of art to be delivered with aggregate purchase price agreed upon of $850,000.

The option agreements contain protection for the Company in the event the Company and/or its affiliates/subsidiaries are unable to raise capital sufficient to fund the full purchase price of the artwork plus closing costs. Should the Company be unable to raise sufficient funds, the option agreement is cancelled. Protection for the sellers of the artwork is included as well – should the artwork appreciate in price by over 20% from the agreed-upon purchase price, the option price will increase by 70% of the difference between the new and the old price, net of fees.

Both option agreements expire September 13, 2023.

Note 4. Member’s Capital

The company is a single-member LLC whose sole member is Abstract Ventures, Inc.

Note 5. Subsequent Events

The Company has evaluated subsequent events from the balance sheet through the date of this filing and determined there were no events to disclose.

F-13